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Exhibit 99.3

Management's Discussion and Analysis
(Prepared in Accordance with International Financial Reporting Standards)
for the year ended December 31, 2014

AGNICO EAGLE MINES LIMITED

MANAGEMENT'S DISCUSSION AND ANALYSIS

i

Financial Instruments	27

Operational Risk	27

Regulatory Risk	30

Controls Evaluation	30

Outstanding Securities	30

Governance	30

Sustainable Development Management	30

Employee Health and Safety	31

Community	31

Environment	31

International Financial Reporting Standards	32

Reconciliations from US GAAP to IFRS	32

Critical IFRS Accounting Policies and Accounting Estimates	32

Derivative Instruments and Hedge Accounting	33

Goodwill	33

Mining Properties, Plant and Equipment and Mine Development Costs	33

Development Stage Expenditures	35

Impairment of Long-lived Assets	35

Reclamation Provisions	35

Stock-based Compensation	36

Revenue Recognition	37

Income Taxes	37

Recently Adopted and Recently Issued Accounting Pronouncements and Developments	38

Mineral Reserve Data	38

Non-GAAP Financial Performance Measures	40

Summarized Quarterly Data	52

Three Year Financial and Operating Summary	59

This Management's Discussion and Analysis ("MD&A") dated March 25, 2015 of Agnico Eagle Mines Limited ("Agnico Eagle" or the "Company") should be read in conjunction with the Company's annual consolidated financial statements for the year ended December 31, 2014 that were prepared in accordance with International Financial Reporting Standards ("IFRS"). The Company has adopted IFRS as its basis of accounting, replacing United States generally accepted accounting principles ("US GAAP") effective July 1, 2014. Certain figures in this MD&A are presented in accordance with US GAAP and have been labeled accordingly. The annual consolidated financial statements and this MD&A are presented in United States dollars ("US dollars", "$" or "US$"), unless otherwise specified. Certain information in this MD&A is presented in Canadian dollars ("C$") or European Union euros ("Euro" or "€"). Additional information relating to the Company, including the Company's Annual Information Form for the year ended December 31, 2014 (the "AIF"), is available on the Canadian Securities Administrators' (the "CSA") SEDAR website at www.sedar.com.

NOTE TO INVESTORS CONCERNING FORWARD-LOOKING INFORMATION

Certain statements in this MD&A, referred to herein as "forward-looking statements", constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under the provisions of Canadian provincial securities laws. These statements relate to, among other things, the Company's plans, objectives, expectations, estimates, beliefs, strategies and intentions and can generally be identified by the use of words such as "anticipate", "believe", "budget", "could", "estimate", "expect", "forecast", "intend", "likely", "may", "plan", "project", "schedule", "should", "target", "will", "would" or other variations of these terms or similar words. Forward-looking statements in this report include, but are not limited to, the following: the Company's outlook for 2015 and future periods; statements regarding future earnings, and the sensitivity of earnings to gold and other metal prices; anticipated levels or trends for prices of gold and by-product metals mined by the Company or for exchange rates between currencies in which capital is raised, revenue is generated or expenses are incurred by the Company; estimates of future mineral production and sales; estimates of future costs, including mining costs, total cash costs per ounce of gold produced, all-in sustaining costs per ounce of gold produced, minesite costs per tonne and other expenses; estimates of future capital expenditure, exploration expenditure and other cash needs, and expectations as to the funding thereof; statements regarding the projected exploration, development and exploitation of certain ore deposits, including estimates of exploration, development and production and other capital costs and estimates of the timing of such exploration, development and production or decisions with respect thereto; estimates of mineral reserves, mineral resources and ore grades and statements regarding anticipated future exploration results; estimates of cash flow; estimates of mine life; anticipated timing of events with respect to the Company's minesites, mine construction projects and exploration projects; estimates of future costs and other liabilities for environmental remediation; statements regarding anticipated legislation and regulation regarding climate change and estimates of the impact on the Company; and other anticipated trends with respect to the Company's capital resources and results of operations.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The factors and assumptions of Agnico Eagle upon which the forward-looking statements in this MD&A are based, and which may prove to be incorrect, include, but are not limited to, the assumptions set out elsewhere in this MD&A and in the AIF as well as: that there are no significant disruptions affecting Agnico Eagle's operations, whether due to labour disruptions, supply disruptions, damage to equipment, natural or man-made occurrences, political changes, mining or milling issues, title issues or otherwise; that permitting, development and expansion at each of Agnico Eagle's mines and mine development projects proceed on a basis consistent with current expectations, and that Agnico Eagle does not change its exploration or development plans relating to such projects; that the exchange rates between the Canadian dollar, Euro, Mexican peso and the US dollar will be approximately consistent with current levels or as detailed in this MD&A and in the AIF; that prices for gold, silver, zinc, copper and lead will be consistent with Agnico Eagle's expectations; that prices for key mining and construction supplies, including labour costs, remain consistent with Agnico Eagle's current expectations; that production meets expectations; that Agnico Eagle's current estimates of mineral reserves, mineral resources, mineral grades and mineral recovery are accurate; that there are no material delays in the timing for completion of development projects; and that there are no material variations in the current tax and regulatory environment that affect Agnico Eagle.

The forward-looking statements in this MD&A reflect the Company's views as at the date of this MD&A and involve known and unknown risks, uncertainties and other factors which could cause the actual results, performance or achievements of the Company or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the risks described in this MD&A, the risk factors described in the AIF and in the Company's other documents filed with the Canadian securities commissions and the U.S. Securities and Exchange Commission (the "SEC"). Given these uncertainties, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. Except as otherwise required by law, the Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the Company's expectations or any change in events, conditions or circumstances on which any such statement is based. This MD&A contains information regarding anticipated total cash costs per ounce of gold produced, all-in sustaining costs per ounce of gold produced and minesite costs per tonne in respect of the Company or at certain of the Company's mines and mine development projects. The Company believes that these generally accepted industry measures are realistic indicators of operating performance and are useful in allowing year over year comparisons. Investors are cautioned that this information may not be suitable for other purposes.

NOTE TO INVESTORS CONCERNING ESTIMATES OF MINERAL RESOURCES

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Mineral Resources

This document uses the terms "measured mineral resources" and "indicated mineral resources". Investors are advised that while these terms are recognized and required by Canadian regulations, the SEC does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into mineral reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Mineral Resources

This document uses the term "inferred mineral resources". Investors are advised that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. "Inferred mineral resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that any part or all of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred mineral resource exists, or is economically or legally mineable.

NOTE TO INVESTORS CONCERNING NON-GAAP FINANCIAL PERFORMANCE MEASURES

This MD&A presents certain financial performance measures, including "total cash costs per ounce of gold produced", "minesite costs per tonne", "adjusted net income" and "all-in sustaining costs per ounce of gold produced", that are not recognized measures under IFRS. This data may not be comparable to data presented by other gold producers. For a reconciliation of these financial performance measures to the figures presented in the consolidated financial statements prepared in accordance with IFRS and a discussion of management's use of this data see Non-GAAP Financial Performance Measures in this MD&A. The Company believes that these generally accepted industry measures are realistic indicators of operating performance and are useful in allowing comparisons between periods. Non-GAAP financial performance measures should be considered together with other data prepared in accordance with IFRS. This MD&A also contains non-GAAP financial performance measure information for projects under development incorporating information that will vary over time as each project is developed and mined. It is therefore not practicable to reconcile these forward-looking non-GAAP financial performance measures to the most comparable IFRS measure.

Executive Summary

Agnico Eagle is a senior Canadian gold mining company that has produced precious metals since 1957. The Company's nine mines are located in Canada, Mexico and Finland, with exploration and development activities in each of these regions as well as in the United States. The Company and its shareholders have full exposure to gold prices due to its long-standing policy of no forward gold sales. Agnico Eagle has declared a cash dividend every year since 1983.

Agnico Eagle earns a significant proportion of its revenue and cash flow from the production and sale of gold in both dore bar and concentrate form. The remainder of revenue and cash flow is generated by the production and sale of by-product metals, primarily silver, zinc and copper. In 2014, Agnico Eagle recorded total cash costs per ounce of gold produced of $637 on a by-product basis and $721 on a co-product basis on payable gold production of 1,429,288 ounces. The average realized price of gold decreased by 7.7% from $1,366 per ounce in 2013 to $1,261 per ounce in 2014.

Over the past six years, Agnico Eagle has evolved from operating two gold mines in Canada to being an international gold mining company with nine gold mines at the end of 2014. Each mine is located in what the Company believes to be a politically stable country that is supportive of the mining industry. The political stability of the regions in which Agnico Eagle operates helps to provide confidence in its current and future prospects and profitability. This is important for Agnico Eagle as it believes that many of its new mines and recently acquired mining projects have long-term mining potential.

Key Results

  •
  Record annual payable gold production of 1,429,288 ounces during 2014, an increase of 30.0% compared with 2013 payable gold production of 1,099,335 ounces.

  •
  Total cash costs per ounce of gold produced of $637 on a by-product basis and $721 on a co-product basis in 2014, a 1.7% and 10.5% decrease compared with 2013, respectively.

  •
  All-in sustaining costs per ounce of gold produced of $954 on a by-product basis and $1,038 on a co-product basis in 2014.

  •
  On June 16, 2014, Agnico Eagle and Yamana Gold Inc. ("Yamana") jointly acquired 100.0% of Osisko Mining Corporation ("Osisko") by way of a plan of arrangement under the Canada Business Corporations Act (the "Arrangement"). As a result of the Arrangement, Agnico Eagle and Yamana each indirectly own 50.0% of Osisko and Canadian Malartic GP, which now holds the Canadian Malartic mine. Agnico Eagle and Yamana will also jointly explore, through their indirect joint ownership of Canadian Malartic Corporation (the successor to Osisko), the Kirkland Lake assets, the Hammond Reef project and the Pandora and Wood-Pandora properties.

  •
  Proven and probable gold reserves totaled 20.0 million ounces at December 31, 2014, including 4.3 million attributable ounces resulting from the Osisko acquisition, compared with 16.9 million ounces at December 31, 2013.

  •
  Commercial production was achieved at the La India mine on February 1, 2014.

  •
  Cayden Resources Inc. ("Cayden") was acquired in November 2014, adding the promising El Barqueno property in Mexico to the Company's portfolio of assets.

  •
  The Company's operations are located in mining-friendly regions that the Company believes have low political risk and long-term mining potential.

  •
  The Company maintains a solid financial position and forecasts being fully funded for its currently planned growth.

  •
  The Company has strong senior management continuity as its chief executive officer has 30 years of service with the Company.

  •
  In February 2015, the Company declared a quarterly cash dividend of $0.08 per common share. Agnico Eagle has now declared a cash dividend every year since 1983.

Strategy

Agnico Eagle's strategy is to build a high quality, manageable business that generates superior long-term returns per share by:

  1.
  Increasing gold production in lower risk jurisdictions

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   1

    •
    The Company expects gold production growth to approximately 1.5 million ounces in 2017.

  2.
  Increasing operating and free cash flows

  •
  The Company's goal is to increase net free cash flow through higher production, controlled operating costs and disciplined capital spending.

  3.
  Providing meaningful dividends

  •
  Agnico Eagle has now declared a cash dividend every year since 1983.

  4.
  Minimizing share dilution

  •
  Historically, acquisitions have been completed with minimal share dilution.

  5.
  Operating in a socially responsible manner

  •
  The Company strives to create economic value by operating in a safe, socially and environmentally responsible manner while contributing to the prosperity of its employees and the communities in which it operates.

Portfolio Overview

Northern Business

Canada – LaRonde Mine

The 100% owned LaRonde mine in northwestern Quebec, the Company's first mine, achieved commercial production in 1988. The LaRonde mine extension achieved commercial production in December 2011 and is expected to extend the life of the mine through 2024. The LaRonde mine's proven and probable mineral reserves were approximately 3.4 million ounces at December 31, 2014.

The commissioning of new cooling and ventilation infrastructure at the LaRonde mine in 2014 improved operating flexibility and increased production from the deeper portions of the mine. The newly operational deeper mining horizons provide access to higher grade reserves and a higher ratio of gold to by-product metals and are expected to result in steadily increased production levels through 2017.

In 2014, work continued on the installation of a coarse ore conveyor system that will extend from the deeper mining horizons to an existing crusher. This new conveyor system is expected to be commissioned in the second half of 2015 and is expected to further improve operating flexibility and reduce congestion in the deeper portions of the mine.

Canada – Lapa Mine

Commercial production was achieved at the 100% owned Lapa mine in northwestern Quebec in May 2009. The Lapa mine's proven and probable mineral reserves were approximately 0.2 million ounces at December 31, 2014. Based on the current life of mine plan, 2016 is expected to be the last year of full production at the Lapa mine.

Canada – Goldex Mine

On October 19, 2011, the Company suspended mining operations and gold production at the 100% owned Goldex mine in northwestern Quebec due to geotechnical concerns with the rock above the mining horizon. As of September 30, 2011, Agnico Eagle recorded an impairment loss on its investment in the Goldex mine (net of expected residual value) and its underground ore stockpile. All of the remaining 1.6 million ounces of proven and probable mineral reserves at the Goldex mine, other than ore stockpiled on the surface, were reclassified as mineral resources. An environmental remediation liability was recorded as of September 30, 2011 reflecting anticipated costs of remediation. The Goldex mill completed processing feed from the remaining Goldex Extension Zone ("GEZ") surface stockpile in October of 2011. Operations in the GEZ remain suspended indefinitely.

Exploration drilling continued on several mineralized zones on the Goldex mine property near the GEZ after mining operations were suspended in October of 2011. A team of independent consultants and Agnico Eagle staff performed a thorough review, including a preliminary economic assessment, to determine whether future mining operations on the property, including the M and E Zones, would be viable. After a review of the assessment, Agnico Eagle's Board of Directors (the "Board") approved the M and E Zones for development using existing Goldex mine infrastructure such as the shaft and mill. Commercial production was achieved at the Goldex mine's M and E Zones in October 2013.

2   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

As a result of the Company's restatement of comparative information under IFRS, a $109.7 million impairment loss reversal was recorded as at the January 1, 2013 IFRS transition date. Specific long-lived assets associated with the GEZ that were impaired as at September 30, 2011 due to the suspension of mining operations, including the Goldex mine's shaft and mill, were subsequently incorporated into the development plan for the Goldex mine's M and E Zones, which was approved by the Board in July 2012.

Rehabilitation work continues on the Goldex mine's ramp to provide access to the M3 and M4 satellite zones for planned conversion drilling in 2015. Development of an exploration ramp into the DX Zone (a portion of the Deep Zone) has been accelerated with a goal of outlining a mineable reserve and the completion of a technical study by early 2016. The Goldex mine's proven and probable mineral reserves were approximately 0.3 million ounces at December 31, 2014.

Canada – Canadian Malartic Mine

Agnico Eagle and Yamana jointly acquired 100.0% of Osisko on June 16, 2014 by way of the Arrangement. As a result of the Arrangement, Agnico Eagle and Yamana each indirectly own 50.0% of Osisko and Canadian Malartic GP, which now holds the Canadian Malartic mine in northwestern Quebec. Agnico Eagle and Yamana will also jointly explore, through their indirect ownership of Canadian Malartic Corporation (the successor to Osisko), the Kirkland Lake assets, the Hammond Reef project and the Pandora and Wood-Pandora properties.

On August 13, 2014, the Company filed a technical report related to the Canadian Malartic mine providing an update on reserves and resources. Agnico Eagle's attributable proven and probable mineral reserves at the Canadian Malartic mine were approximately 4.3 million ounces at December 31, 2014.

Canada – Meadowbank Mine

In 2007, the Company acquired Cumberland Resources Ltd., which held a 100% interest in the Meadowbank gold project in Nunavut, Canada. Commercial production was achieved by Agnico Eagle at the Meadowbank mine in March 2011. The Meadowbank mine's proven and probable mineral reserves were approximately 1.2 million ounces at December 31, 2014.

The 100% owned Amaruq project is located approximately 50 kilometers northwest of the Meadowbank mine in Nunavut, Canada. A significant drill program is planned at the Amaruq project in 2015 to expand the initial 1.5 million mineral resource base with the goal of potentially developing the deposit as a satellite operation to the Meadowbank mine.

Canada – Meliadine Project

On July 6, 2010, Agnico Eagle acquired its 100% interest in the Meliadine project in Nunavut, Canada through its acquisition of Comaplex Minerals Corp. Activities at the Meliadine project during 2014 included infill and step-out diamond drilling, ramp development, permitting, camp operation and work on an updated technical study. Budgeted 2015 Meliadine project capital expenditures of $64.0 million are focused on further underground development, camp operation, construction activities, permitting and technical services. The Meliadine project had proven and probable mineral reserves of 3.3 million ounces at December 31, 2014.

Finland – Kittila Mine

The 100% owned Kittila mine in northern Finland, which is geologically similar to the Abitibi region of Quebec, was added to the Company's portfolio through the acquisition of Riddarhyttan Resources AB in 2005. Construction at the Kittila mine was completed in 2008 and commercial production was achieved in May 2009. Proven and probable mineral reserves at the Kittila mine amounted to 4.5 million ounces at December 31, 2014.

As a result of the completion of the Kittila mine's mill expansion project ahead of schedule in 2014, production is expected to increase and unit costs are expected to decrease as throughput ramps up to design capacity of 4,000 tonnes per day.

The development of the Rimpi Zone is expected to provide additional feed to the Kittila mine's mill. Drilling on the Rimpi Zone has outlined a significant zone of mineralization with potentially improved widths and grades compared with zones currently being mined. The main underground ramp at the Kittila mine is being extended to reach the Rimpi Zone, providing further drill access to test extensions of the known mineralized zones at depth. Additionally, a new surface ramp is being developed to access shallower portions of the Rimpi Zone.

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   3

Agnico Eagle is also evaluating the potential of the Kuotko deposit, located approximately 15 kilometres north of the Kittila mine, as an open pit feeding the Kittila mine mill. A drilling program is expected to commence in the first quarter of 2015 to infill and expand the existing inferred resource.

Southern Business

Mexico – Pinos Altos Mine

In 2006, the Company completed the acquisition of the Pinos Altos property, then an advanced stage exploration property in northern Mexico. Commercial production was achieved at the Pinos Altos mine in November 2009. The Pinos Altos mine's proven and probable mineral reserves were approximately 1.8 million ounces at December 31, 2014.

A $106.0 million shaft sinking project remains on schedule for completion in 2016 at the Pinos Altos mine. Upon completion, it is expected that this new shaft will facilitate improved matching of mining and mill capacity as the open pit mining operation winds down.

Mexico – Creston Mascota Deposit at Pinos Altos

The 100% owned Creston Mascota deposit at Pinos Altos is located approximately seven kilometers northwest of the main deposit at the Pinos Altos mine in northern Mexico. Commercial production was achieved at the Creston Mascota deposit at Pinos Altos in March 2011. Proven and probable mineral reserves were approximately 0.2 million ounces at the Creston Mascota deposit at Pinos Altos at December 31, 2014.

The completion of the Phase Three heap leach pad and agglomeration projects, combined with the future expansion of the Phase Four heap leach pad are expected to result in increased production in 2015.

Mexico – La India Mine

Agnico Eagle completed its acquisition of Grayd Resource Corporation ("Grayd") on January 23, 2012. Grayd owned the La India project, which is located approximately 70 kilometers northwest of the Pinos Altos mine in northern Mexico. In September 2012, development and construction of the La India mine was approved by the Board and commercial production was achieved in February 2014. The La India mine's proven and probable mineral reserves were approximately 0.7 million ounces at December 31, 2014.

Installation of a fine material bypass system in the crushing circuit was in full operation in the fourth quarter of 2014, resulting in a 42.0% increase in tonnes crushed in the fourth quarter of 2014 compared with the third quarter of 2014. Engineering and design of the Phase Two heap leach pad commenced in 2014 with detailed engineering and construction evaluation expected to take place in early 2015.

Mexico – El Barqueno Project

On November 28, 2014, the Company acquired Cayden Resources Inc. ("Cayden") pursuant to a court-approved plan of arrangement. Cayden holds a 100.0% interest in the Morelos Sur property as well as an option to acquire a 100% interest in the El Barqueno property, both located in Mexico.

The Company believes that the El Barqueno property may have the potential to be developed as a combination open pit/underground mine with mill and heap leach processing and mineralization similar to the Pinos Altos mine. Agnico Eagle plans to complete a $15.0 million exploration program at the El Barqueno project in 2015 with a goal of developing an initial mineral resource by the end of the year.

Key Performance Drivers

The key drivers of financial performance for Agnico Eagle include:

  •
  The spot price of gold, silver, zinc and copper;

  •
  Production volumes;

  •
  Production costs; and

  •
  Canadian dollar/US dollar, Euro/US dollar and Mexican peso/US dollar exchange rates.

4   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

Spot Price of Gold, Silver, Zinc and Copper

Gold Prices ($ per ounce)

	2014	2013	% Change

High price	$1,392	$1,696	(17.9%	)

Low price	$1,131	$1,181	(4.2%	)

Average price	$1,266	$1,411	(10.3%	)

Average price realized	$1,261	$1,366	(7.7%	)

In 2014, the average market price per ounce of gold was 10.3% lower than in 2013. The Company's average realized price per ounce of gold in 2014 was 7.7% lower than in 2013.

SILVER ($ per ounce)	ZINC ($ per tonne)	COPPER ($ per tonne)

Net by-product (primarily silver, zinc and copper) revenue is treated as a reduction of production costs in calculating total cash costs per ounce of gold produced on a by-product basis. Agnico Eagle's realized sales price for silver decreased by 18.5% in 2014 compared with 2013 while realized sales prices for zinc increased by 16.6% and realized sales prices for copper decreased by 7.9% over the same period. Significant quantities of by-product metals are produced by the LaRonde mine (silver, zinc, and copper) and the Pinos Altos mine (silver).

The Company has never sold gold forward, which allows the Company to take full advantage of rising gold prices. Management believes that low-cost production is the best protection against a decrease in gold prices.

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   5

Production Volumes and Costs

Changes in production volumes have a direct impact on the Company's financial results. Total payable gold production was 1,429,288 ounces in 2014, up 30.0% from 1,099,335 ounces in 2013. This increase in production volumes was due primarily to the addition of 143,008 attributable ounces from the Company's acquired interest in the Canadian Malartic mine in 2014, a full year of production at the Goldex mine's M and E Zones in 2014 after having achieved commercial production in October 2013, the achievement of commercial production at the La India mine in February 2014, and increases in gold grade at the LaRonde and Meadowbank mines in 2014 compared with 2013.

Production costs are discussed in detail in the Results of Operations section below.

Foreign Exchange Rates (Ratio to US$)

The exchange rate of the Canadian dollar, Mexican peso and Euro relative to the US dollar is an important financial driver for the Company for the following reasons:

  •
  All revenues are earned in US dollars;

  •
  A significant portion of operating costs at the LaRonde, Lapa, Goldex, Meadowbank and Canadian Malartic mines are incurred in Canadian dollars;

  •
  A significant portion of operating costs at the Pinos Altos mine, the Creston Mascota deposit at Pinos Altos and the La India mine are incurred in Mexican pesos; and

  •
  A significant portion of operating costs at the Kittila mine are incurred in Euros.

The Company mitigates part of its foreign currency exposure by using currency hedging strategies.

CANADIAN DOLLAR	MEXICAN PESO	EURO

On average, the Canadian dollar, Mexican Peso and Euro all weakened relative to the US dollar in 2014 compared with 2013, decreasing costs denominated in local currencies when translated into US dollars for reporting purposes.

Balance Sheet Review

Total assets at December 31, 2014 of $6,840.5 million increased by 49.4% compared with December 31, 2013 total assets of $4,580.1 million. Of the total $2,260.4 million increase in total assets between December 31, 2013 and December 31, 2014, $2,141.9 million related to the Company's June 16, 2014 joint acquisition of Osisko and $125.3 million related to the November 28, 2014 acquisition of Cayden.

Cash and cash equivalents were $177.5 million at December 31, 2014, an increase of $38.4 million compared with December 31, 2013, due primarily to increased gold production and average realized gold prices resulting in increased revenues from mining operations between 2013 and 2014, a net drawdown on long-term debt and decreased capital expenditures between periods, partially offset by net cash paid for the joint acquisition of Osisko.

Available-for-sale securities decreased from $74.6 million at December 31, 2013 to $56.5 million at December 31, 2014 due primarily to $35.8 million in sales and $15.8 million in impairments, partially offset by $23.8 million in new investments and unrealized fair value gains recorded during 2014.

Restricted cash increased by $25.3 million between December 31, 2013 and December 31, 2014 due primarily to cash restricted in relation to the reclamation of properties acquired from Osisko and $11.6 million held by a depositary as at December 31, 2014 to satisfy obligations in connection with the senior unsecured convertible debentures previously issued by Osisko and assumed by Canadian Malartic GP.

6   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

Inventories increased to $446.7 million at December 31, 2014 compared with $345.1 million at December 31, 2013 due primarily to $42.6 million of attributable inventories as at December 31, 2014 associated with the Osisko acquisition and the buildup of ore on leach pads and concentrate inventories at the La India mine, which achieved commercial production in February 2014. Non-current ore in stockpiles decreased by 45.6% to $25.1 million at December 31, 2014 compared with December 31, 2013 due primarily to an updated Kittila mine plan that required the reclassification of ore stockpiles from long-term to short-term.

Goodwill increased by $543.4 million between December 31, 2013 and December 31, 2014 due to goodwill recorded on the June 16, 2014 joint acquisition of Osisko.

Property, plant and mine development increased by $1,607.0 million to $5,301.5 million at December 31, 2014 compared with December 31, 2013 due primarily to the addition of $787.2 million in mining properties and $661.0 million in plant and equipment relating to the joint acquisition of Osisko and the addition of $120.3 million in mining properties relating to the acquisition of Cayden as at December 31, 2014. A further $475.4 million increase in property, plant and mine development related to capital expenditures during 2014 was partially offset by amortization expense of $433.6 million.

Total liabilities increased to $2,772.0 million at December 31, 2014 from $1,862.7 million at December 31, 2013. Of the total $909.4 million increase in total liabilities between December 31, 2013 and December 31, 2014, $551.3 million related to the Company's joint acquisition of Osisko and the consolidation of the Company's indirect interest in the Canadian Malartic mine.

Accounts payable and accrued liabilities increased by $32.8 million between December 31, 2013 and December 31, 2014 due primarily to the addition of $30.1 million of Osisko-related accounts payable and accrued liabilities as at December 31, 2014.

Long-term debt increased by $387.3 million between December 31, 2013 and December 31, 2014 due primarily to a net $300.0 million drawdown under the Company's $1.2 billion unsecured revolving credit facility (the "Credit Facility") during 2014 and $86.7 million in attributable debt assumed upon the joint acquisition of Osisko.

Agnico Eagle's reclamation provision increased by $69.2 million between December 31, 2013 and December 31, 2014 due primarily to the addition of a $21.5 million Osisko-related reclamation provision as at December 31, 2014 and to the re-measurement of the Company's reclamation provisions applying updated expected cash flows and assumptions as at December 31, 2014.

Deferred income and mining tax liabilities increased by $378.8 million between December 31, 2013 and December 31, 2014 due primarily to the addition of $344.6 million of Osisko-related deferred income and mining tax liabilities as at December 31, 2014.

Fair Value of Derivative Financial Instruments

The Company occasionally enters into contracts to limit the risk associated with decreased by-product metal prices, increased foreign currency costs (including capital expenditures) and input costs. The contracts act as economic hedges of underlying exposures and are not held for speculative purposes. Agnico Eagle does not use complex derivative contracts to hedge exposures. The fair value of the Company's derivative financial instruments is outlined in the derivative financial instruments note to the annual consolidated financial statements.

Results of Operations

Agnico Eagle reported net income of $83.0 million, or $0.43 per share, in 2014 compared with a net loss of $686.7 million, or $3.97 per share, in 2013. In 2012, the Company reported net income of $310.9 million, or $1.82 per share (US GAAP basis). In 2014, the operating margin (revenues from mining operations less production costs) increased to $892.2 million from $772.3 million in 2013. In 2012, operating margin was $1,020.0 million (US GAAP basis).

Revenues from Mining Operations

Revenues from mining operations increased by 15.8% to $1,896.8 million in 2014 from $1,638.4 million in 2013 due primarily to increased gold production, partially offset by lower sales prices realized on gold and silver and lower silver production in 2014 compared with 2013. Revenues from mining operations were $1,917.7 million in 2012 (US GAAP basis).

Sales of precious metals (gold and silver) accounted for 98.6% of revenues from mining operations in 2014, up from 97.7% in 2013 and 96.6% in 2012. The increase in the percentage of revenues from precious metals compared with 2013 is due primarily to increased gold production, partially offset by lower sales prices realized on gold and silver and decreased silver

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   7

and zinc production. Revenues from mining operations are accounted for net of related smelting, refining, transportation and other charges.

The table below sets out revenues from mining operations, production volumes and sales volumes by metal:

	2014	2013	2012

	(IFRS)	(IFRS)	(US GAAP)(i)
	(thousands of United States dollars)
Revenues from mining operations:

Gold	$1,807,927	$1,500,354	$1,712,665

Silver	62,466	100,895	140,221

Zinc	9,901	16,685	45,797

Copper	16,479	20,653	19,019

Lead(ii)	(7)	(181)	12

Total revenues from mining operations	$1,896,766	$1,638,406	$1,917,714

Payable production(iii):

Gold (ounces)	1,429,288	1,099,335	1,043,811

Silver (thousands of ounces)	3,564	4,623	4,646

Zinc (tonnes)	10,515	19,814	38,637

Copper (tonnes)	4,997	4,835	4,126

Payable metal sold:

Gold (ounces)	1,425,338	1,098,382	1,028,062

Silver (thousands of ounces)	3,633	4,694	4,556

Zinc (tonnes)	10,535	20,432	42,604

Copper (tonnes)	5,003	4,838	4,115

Notes:

(i)
As the year ended December 31, 2012 occurred prior to the Company's January 1, 2013 US GAAP to IFRS transition date, data has been presented in accordance with US GAAP for this period.

(ii)
Lead concentrate revenues of $0.1 million in 2014 (2013 – $0.9 million; 2012 – $2.7 million) are netted against direct fees of $0.1 million (2013 – $1.1 million; 2012 – $2.7 million). Other metal revenues derived from lead concentrate in 2014 included gold revenue of nil (2013 – $7.9 million; 2012 – $25.1 million) and silver revenue of nil (2013 – $2.8 million; 2012 – $7.4 million). Other metal revenues derived from lead concentrate are included in their respective metal categories in the above table.

(iii)
Payable production is the quantity of mineral produced during a period contained in products that are or will be sold by the Company, whether such products are sold during the period or held as inventory at the end of the period.

Revenues from gold sales increased by $307.6 million or 20.5% in 2014 compared with 2013. Gold production increased by 30.0% to 1,429,288 ounces in 2014 from 1,099,335 ounces in 2013 due primarily to the addition of 143,008 attributable ounces from the acquired interest in the Canadian Malartic mine, 79,623 ounces of additional production from the Goldex mine's M and E Zones reflecting a full year of production in 2014 after having achieved commercial production in October 2013, 71,913 ounces of additional production from the La India mine, which achieved commercial production in February 2014, increased gold grade and mill recovery rates at the LaRonde and Meadowbank mines and a 40.6% increase in heap leach ore stacked at the Creston Mascota deposit at Pinos Altos. Partially offsetting the overall increase in gold production were decreased gold grade at the Pinos Altos and Lapa mines in 2014 compared with 2013. Agnico Eagle's average realized gold price decreased by 7.7% to $1,261 per ounce in 2014 from $1,366 per ounce in 2013.

Revenues from silver sales decreased by $38.4 million or 38.1% in 2014 compared with 2013 due primarily to an 18.5% decline in the realized silver price and lower silver grade at both the LaRonde and Pinos Altos mines. Revenues from zinc

8   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

sales decreased by $6.8 million or 40.7% to $9.9 million in 2014 compared with 2013 due primarily to lower zinc grade and mill recovery rates at the LaRonde mine, partially offset by a 16.6% increase in the realized zinc price between periods. Revenues from copper sales decreased by $4.2 million or 20.2% in 2014 compared with 2013 due primarily to a 7.9% decline in the realized copper price and lower tonnes of ore milled at the LaRonde mine.

Production Costs

Production costs increased to $1,004.6 million in 2014 compared with $866.1 million in 2013 due primarily to the addition of $113.9 million in attributable production costs from the acquired interest in the Canadian Malartic mine, $49.5 million in additional production costs from the Goldex mine's M and E Zones and $36.9 million in production costs from the newly operational La India mine. Partially offsetting the overall increase in production costs between 2013 and 2014 was the impact of a weaker Canadian dollar, Mexican Peso and Euro relative to the US dollar and decreased throughput at the LaRonde mine. Production costs were $897.7 million in 2012 (US GAAP basis).

The table below sets out production costs by mine:

	2014	2013	2012

	(IFRS)	(IFRS)	(US GAAP)(i)
	(thousands of United States dollars)
LaRonde mine	$188,736	$228,640	$225,647

Lapa mine	61,056	69,371	73,376

Goldex mine	64,836	15,339	–

Meadowbank mine	270,823	318,414	347,710

Canadian Malartic mine	113,917	–	–

Kittila mine	116,893	97,934	98,037

Pinos Altos mine	123,342	116,959	128,618

Creston Mascota deposit at Pinos Altos	28,007	19,425	24,324

La India mine	36,949	–	–

Total production costs	$1,004,559	$866,082	$897,712

Note:

(i)
As the year ended December 31, 2012 occurred prior to the Company's January 1, 2013 US GAAP to IFRS transition date, data has been presented in accordance with US GAAP for this period.

The discussion of production costs below refers to "total cash costs per ounce of gold produced" and "minesite costs per tonne", neither of which are recognized measures under IFRS. For a reconciliation of these measures to production costs and a discussion of their use by the Company, see Non-GAAP Financial Performance Measures in this MD&A.

Production costs at the LaRonde mine were $188.7 million in 2014, a 17.5% decrease compared with 2013 production costs of $228.6 million due primarily to lower throughput and a weaker Canadian dollar relative to the US dollar between periods. During 2014, the LaRonde mine processed an average of 5,713 tonnes of ore per day compared with 6,354 tonnes of ore per day during 2013. The decrease in throughput between periods was due primarily to a planned 2014 shutdown for the installation of replacement hoist drives at the Penna shaft. Minesite costs per tonne decreased to C$99 in 2014 compared with C$101 in 2013 due primarily to general cost decreases.

Production costs at the Lapa mine were $61.1 million in 2014, a 12.0% decrease compared with 2013 production costs of $69.4 million due primarily to a weaker Canadian dollar relative to the US dollar and costs reductions between periods. During 2014, the Lapa mine processed an average of 1,750 tonnes of ore per day, comparable to the 1,755 tonnes of ore per day processed during 2013. Minesite costs per tonne decreased to C$107 in 2014 compared with C$110 in 2013 due primarily to lower labour costs and improved cost controls related to consumables between periods.

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   9

Production costs at the Goldex mine were $64.8 million in 2014 compared with $15.3 million in 2013 reflecting a full year of production at the Goldex mine's M and E Zones in 2014 after having achieved commercial production in October 2013. During 2014, the Goldex mine processed an average of 5,799 tonnes of ore per day and minesite costs per tonne were C$33.

Production costs at the Meadowbank mine were $270.8 million in 2014, a 14.9% decrease compared with 2013 production costs of $318.4 million due primarily to a weaker Canadian dollar relative to the US dollar and cost reductions between periods. During 2014, the Meadowbank mine processed an average of 11,313 tonnes of ore per day compared with 11,350 tonnes of ore per day processed during 2013. Minesite costs per tonne decreased to C$73 in 2014 compared with C$78 in 2013, due primarily to overall productivity gains and improved cost controls.

On June 16, 2014, Agnico Eagle acquired an indirect 50.0% interest in the Canadian Malartic mine as a result of the joint acquisition of Osisko. Subsequent to its acquisition in 2014, the Canadian Malartic mine incurred attributable production costs of $113.9 million, processed an average of 26,448 attributable tonnes of ore per day and recorded attributable minesite costs per tonne of C$22.

Production costs at the Kittila mine were $116.9 million in 2014, an increase of 19.4% compared with 2013 production costs of $97.9 million due primarily to increased throughput and costs associated with the 2014 mill expansion. During 2014, the Kittila mine processed an average of 3,168 tonnes of ore per day, an increase of 23.8% compared with the 2,559 tonnes of ore per day processed during 2013 due primarily to the completion of the mill expansion in September 2014 and to an extended maintenance shutdown in the second quarter of 2013. Minesite costs per tonne increased to €78 in 2014 compared with €73 in 2013 due primarily to increased consumables usage in 2014 related to the mill expansion.

Production costs at the Pinos Altos mine were $123.3 million in 2014, an increase of 5.5% compared with 2013 production costs of $117.0 million due primarily to increased costs related to planned processing methodology and mine sequencing. During 2014, the Pinos Altos mine mill processed an average of 5,350 tonnes of ore per day, an increase of 1.7% compared with the 5,262 tonnes of ore per day processed during 2013. In 2014, approximately 567,800 tonnes of ore were stacked on the Pinos Altos mine leach pad, a decrease of 29.5% compared with the approximate 805,200 tonnes of ore stacked in 2013 due primarily to mine sequencing. Minesite costs per tonne increased to $48 in 2014 compared with $43 in 2013 due primarily to an increase in the proportion of milled ore relative to ore stacked on the leach pad and in the proportion of underground ore relative to open pit ore mined in 2014.

Production costs at the Creston Mascota deposit at Pinos Altos were $28.0 million in 2014, an increase of 44.2% compared with 2013 production costs of $19.4 million, due primarily to the temporary suspension of active leaching between October 1, 2012 and March 13, 2013. During 2014, approximately 1,793,800 tonnes of ore were stacked on the leach pad at the Creston Mascota deposit at Pinos Altos, an increase of 40.6% compared with the approximate 1,276,200 tonnes of ore stacked in 2013. Minesite costs per tonne remained unchanged at $16 between 2013 and 2014.

The La India mine achieved commercial production in February 2014. During 2014, the La India mine incurred production costs of $36.9 million, stacked approximately 4,773,200 tonnes of ore on the leach pad and recorded minesite costs per tonne of $8.

10   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

Total Production Costs by Category

Total cash costs per ounce of gold produced is presented on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before by-product metal revenues). Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the consolidated statements of income (loss) and comprehensive income (loss) for by-product revenues, unsold concentrate inventory production costs, non-cash reclamation provisions, deferred stripping costs and other adjustments, and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals.

Total cash costs per ounce of gold produced on a by-product basis, representing the weighted average of all of the Company's producing mines, decreased to $637 in 2014 compared with $648 in 2013 and $640 in 2012 (US GAAP basis). Total cash costs per ounce of gold produced on a co-product basis decreased to $721 in 2014 compared with $806 in 2013 and $889 in 2012 (US GAAP basis).

  •
  At the LaRonde mine, total cash costs per ounce of gold produced on a by-product basis decreased to $668 in 2014 compared with $767 in 2013 due primarily to a 12.6% increase in gold production and decreased labour, electricity and chemical costs. Partially offsetting the overall decrease in total cash costs per ounce of gold produced on a by-product basis, by-product revenue was significantly lower in 2014 as the LaRonde mine transitioned to ore sourced from lower levels, which has lower by-product metal content, and lower silver and copper sales prices were realized in 2014 compared with 2013. Total cash costs per ounce of gold produced on a co-product basis decreased to $1,055 in 2014 compared with $1,433 in 2013, reflecting the increase in gold production and costs noted above.

  •
  At the Lapa mine, total cash costs per ounce of gold produced on a by-product basis decreased to $667 in 2014 compared with $677 in 2013 due primarily to the successful implementation of cost cutting measures, partially offset by an 8.0% decrease in gold production. Total cash costs per ounce of gold produced on a co-product basis decreased to $667 in 2014 compared with $678 in 2013 as a result of the same factors as noted above.

  •
  Total cash costs per ounce of gold produced on a by-product basis at the Goldex mine decreased to $638 in 2014 compared with $894 in 2013 due primarily to an increase in gold production from 20,810 ounces in 2013 to 100,433 ounces in 2014 in addition to successfully implemented cost containment measures. Total cash costs per ounce of gold produced on a co-product basis decreased to $638 in 2014 compared with $894 in 2013 as a result of the same factors as noted above. Commercial production was achieved at the Goldex mine's M and E Zones in October 2013.

  •
  At the Meadowbank mine, total cash costs per ounce of gold produced on a by-product basis decreased to $599 in 2014 compared with $723 in 2013 due primarily to mining cost reductions and a 5.2% increase in gold production.

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   11

    Total cash costs per ounce of gold produced on a co-product basis decreased to $604 in 2014 compared with $729 in 2013 as a result of the same factors as noted above.

  •
  Since the Company's joint acquisition of the Canadian Malartic mine on June 16, 2014, attributable total cash costs per ounce of gold produced on a by-product basis for 2014 were $701. Attributable total cash costs per ounce of gold produced on a co-product basis were $721 between June 16, 2014 and December 31, 2014.

  •
  At the Kittila mine, total cash costs per ounce of gold produced on a by-product basis increased to $845 in 2014 compared with $598 in 2013 due primarily to higher costs associated with the 2014 mill expansion and a 3.2% decrease in gold production. Total cash costs per ounce of gold produced on a co-product basis increased to $846 in 2014 compared with $599 in 2013 as a result of the same factors as noted above.

  •
  Total cash costs per ounce of gold produced on a by-product basis at the Pinos Altos mine increased to $533 in 2014 compared with $372 in 2013 due primarily to a 5.9% decrease in gold production and significantly lower by-product revenue. Total cash costs per ounce of gold produced on a co-product basis increased to $718 in 2014 compared with $657 in 2013, reflecting the decrease in gold production noted above.

  •
  Total cash costs per ounce of gold produced on a by-product basis at the Creston Mascota deposit at Pinos Altos increased to $578 in 2014 compared with $509 in 2013 due primarily to the costs associated with a significant increase in the tonnes of ore stacked between periods. Partially offsetting the overall increase in total cash costs per ounce of gold produced on a by-product basis, there was a 40.6% increase in gold production in 2014 as a result of the temporary suspension of active leaching between October 1, 2012 and March 13, 2013. Total cash costs per ounce of gold produced on a co-product basis increased to $611 in 2014 compared with $534 in 2013 due primarily to the increase in the tonnes of ore stacked between periods noted above.

  •
  Since achieving commercial production in February 2014, total cash costs per ounce of gold produced on a by-product basis at the La India mine amounted to $487 for 2014. Total cash costs per ounce of gold produced on a co-product basis for the period of commercial production in 2014 were $532.

Exploration and Corporate Development Expense

Exploration and Corporate Development Expense increased by 26.6% to $56.0 million in 2014 from $44.2 million in 2013. Exploration and Corporate Development Expense was $109.5 million in 2012 (US GAAP basis).

A summary of the Company's significant 2014 exploration and corporate development activities is set out below:

  •
  In Canada, exploration expenses increased by 36.6% to $27.8 million in 2014 compared with 2013 due primarily to $3.2 million in attributable exploration expenses related to the acquired interest in Canadian Malartic GP, exploration at the Amaruq project in Nunavut and at the Akasaba West property in Quebec.

  •
  Exploration expenses increased by 9.5% to $8.0 million in Latin America, decreased by 25.3% to $2.6 million in the United States and increased by 9.1% to $5.0 million in Europe in 2014 compared with 2013.

  •
  The Company's corporate development team remained active in 2014, completing the joint acquisition of Osisko and the acquisition of Cayden during the year.

12   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

The table below sets out exploration expense by region and total corporate development expense:

	2014	2013	2012

	(IFRS)	(IFRS)	(US GAAP)(i)
	(thousands of United States dollars)
Canada	$27,773	$20,339	$60,360

Latin America	8,006	7,311	28,419

United States	2,615	3,501	7,397

Europe	5,044	4,624	7,458

Corporate development expense	12,564	8,461	5,866

Total exploration and corporate development expense	$56,002	$44,236	$109,500

Note:

(i)
As the year ended December 31, 2012 occurred prior to the Company's January 1, 2013 US GAAP to IFRS transition date, data has been presented in accordance with US GAAP for this period.

Amortization of Property, Plant and Mine Development

Amortization of property, plant and mine development expense increased to $433.6 million in 2014 compared with $313.9 million in 2013 and $271.9 million in 2012 (US GAAP basis). The increase in amortization of property, plant and mine development between 2013 and 2014 was due primarily to the consolidation of the acquired interest in the Canadian Malartic mine and the achievement of commercial production at the Goldex mine's M and E Zones in October 2013 and at the La India mine in February 2014. Amortization expense commences once operations are in commercial production. The overall increase in amortization of property, plant and mine development was partially offset by impairment losses recorded on property, plant and mine development at the Meadowbank and Lapa mines as at December 31, 2013.

General and Administrative Expense

General and administrative expense increased to $118.8 million in 2014 from $113.8 million in 2013 due primarily to transaction costs of $16.7 million associated with the joint acquisition of Osisko in 2014, attributable Canadian Malartic GP general and administrative expenses of $3.2 million in 2014, increased consulting costs and an increase in charitable donations between periods. General and administrative expense amounted to $119.1 million in 2012 (US GAAP basis). Partially offsetting the overall increase in general and administrative expense, employee compensation and insurance expenses decreased between 2013 and 2014.

Impairment Loss on Available-for-sale Securities

Impairment loss on available-for-sale securities was $15.8 million in 2014 compared with $32.5 million in 2013 and $12.7 million in 2012 (US GAAP basis). Impairment loss evaluations of available-for-sale securities are based on whether a decline in fair value is considered to be significant or prolonged.

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   13

Finance Costs

Finance costs increased to $73.4 million in 2014 compared with $62.5 million in 2013 and $57.9 million in 2012 (US GAAP basis). The table below sets out the components of finance costs:

	2014	2013	2012

	(IFRS)	(IFRS)	(US GAAP)(i)
	(thousands of United States dollars)
Stand-by fees on credit facilities	$4,605	$4,946	$3,734

Amortization of credit facilities, financing and note issuance costs	2,757	3,192	3,432

Interest on credit facility	7,499	1,999	3,460

Interest on notes	49,414	49,414	43,886

Accretion expense on reclamation provisions	5,173	4,456	–

Other interest and penalties	5,651	1,966	4,869

Interest capitalized to construction in progress	(1,706)	(3,518)	(1,494)

Total finance costs	$73,393	$62,455	$57,887

Note:

(i)
As the year ended December 31, 2012 occurred prior to the Company's January 1, 2013 US GAAP to IFRS transition date, data has been presented in accordance with US GAAP for this period.

See Liquidity and Capital Resources – Financing Activities in this MD&A for details on the credit facility and notes referenced above.

Impairment Loss

At the end of each reporting period the Company assesses whether there is any indication that long-lived assets may be impaired. If an indicator of impairment exists, the recoverable amount of the asset is calculated in order to determine if any impairment loss is required. An impairment loss is recognized for any excess of the carrying amount of the asset over its recoverable amount. The recoverable amounts are based on each asset's future cash flows and represents each asset's fair value less costs of disposal.

Based on assessments completed by the Company, no impairment losses were required in 2014 or in 2012 (US GAAP basis).

As at December 31, 2013, the Company identified the continued decline in the market price of gold as an indicator of potential impairment for the Company's long-lived assets. As a result of the identification of this indicator, the Company estimated the recoverable amounts of all cash generating units using updated assumptions and estimates and concluded that the Lapa mine, Meadowbank mine and Meliadine project were impaired.

14   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

The following impairment losses were recorded as at December 31, 2013 as a result of the impairment evaluation:

	As at December 31, 2013

	Pre-impairment Carrying Value	Impairment Loss	Post-impairment Carrying Value	Impairment Loss (net of tax)

	(thousands of United States dollars)
Property, plant and mine development:

Lapa mine	$136,618	$(67,894)	$68,724	$(41,687)

Meadowbank mine	770,733	(307,503)	463,230	(226,618)

Meliadine project	841,932	(439,227)	402,705	(279,788)

	$1,749,283	$(814,624)	$934,659	$(548,093)

Goodwill:

Meliadine project	$200,064	$(200,064)	$–	$(200,064)

		$(1,014,688)		$(748,157)

The estimated recoverable amount of the Lapa mine CGU was $74.0 million as at December 31, 2013, representing the fair value less costs to dispose of the mine. The estimated recoverable amount of the Lapa mine was calculated by discounting the estimated future net cash flows over the estimated life of the mine using a discount rate of 5.5% (in nominal terms), commensurate with the estimated level of risk associated with the Lapa mine. The recoverable amount calculation was based on an estimate of future production levels applying gold prices of $1,238 to $1,300 per ounce (in real terms), foreign exchange rates of US$0.90:C$1.00 to US$0.93:C$1.00, an inflation rate of 2.0%, an average gold recovery rate of 78.3% and capital, operating and reclamation costs based on applicable life-of-mine plans. As the Lapa mine's carrying amount exceeded its estimated recoverable amount at December 31, 2013, an impairment loss of $67.9 million was recognized. The Lapa mine impairment loss was allocated $7.2 million to mining properties, $24.4 million to plant and equipment and $36.3 million to mine development costs. The discounted cash flow approach uses significant unobservable inputs and is therefore considered a Level 3 fair value measurement under the fair value hierarchy.

The estimated recoverable amount of the Meadowbank mine CGU was $490.0 million as at December 31, 2013, representing the fair value less costs to dispose of the mine. The estimated recoverable amount of the Meadowbank mine was calculated by discounting the estimated future net cash flows over the estimated life of the mine using a discount rate of 6.5% (in nominal terms), commensurate with the estimated level of risk associated with the Meadowbank mine. The recoverable amount calculation was based on an estimate of future production levels applying gold prices of $1,238 to $1,300 per ounce (in real terms), foreign exchange rates of US$0.90:C$1.00 to US$0.93:C$1.00, an inflation rate of 2.0%, an average gold recovery rate of 92.3% and capital, operating and reclamation costs based on applicable life-of-mine plans. As the Meadowbank mine's carrying amount exceeded its estimated recoverable amount at December 31, 2013, an impairment loss of $307.5 million was recognized. The Meadowbank mine impairment loss was allocated $3.1 million to mining properties and $304.4 million to plant and equipment. The discounted cash flow approach uses significant unobservable inputs and is therefore considered a Level 3 fair value measurement under the fair value hierarchy.

Estimated after-tax discounted future net cash flows of reporting units with goodwill, including the Meliadine and La India projects, were calculated as at December 31, 2013. The estimated recoverable amount of the Meliadine project was $400.0 million as at December 31, 2013, representing the fair value less costs to dispose of the project. The estimated recoverable amount for the Meliadine project was calculated by discounting the estimated future net cash flows over the estimated life-of-mine using a discount rate of 8.0% (in nominal terms), commensurate with the estimated level of risk associated with the Meliadine project. The recoverable amount calculation was based on an estimate of future production levels applying gold prices of $1,238 to $1,300 per ounce (in real terms), foreign exchange rates of US$0.90:C$1.00 to US$0.93:C$1.00, an inflation rate of 2.0%, an average gold recovery rate of 95.1% and capital, operating and reclamation costs based on applicable life-of-mine plans. As the Meliadine project's carrying amount exceeded its estimated recoverable amount at December 31, 2013, an impairment loss of $639.3 million was recognized, of which $200.1 million was allocated

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   15

to write down goodwill to nil with the balance allocated to mining properties. No goodwill impairment loss was required relating to the La India project as at December 31, 2013. The discounted cash flow approach uses significant unobservable inputs and is therefore considered a Level 3 fair value measurement under the fair value hierarchy.

Discount rates were based on each asset group's weighted average cost of capital, of which the two main components are the cost of equity and the after-tax cost of debt. Cost of equity was calculated based on the capital asset pricing model, incorporating the risk-free rate of return based on Government of Canada marketable bond yields as at the valuation date, the Company's beta coefficient adjustment to the market equity risk premium based on the volatility of the Company's return in relation to that of a comparable market portfolio, plus a size premium and Company-specific risk factor. Cost of debt was determined by applying an appropriate market indication of the Company's borrowing capabilities and the corporate income tax rate applicable to each asset group's jurisdiction.

Management's estimates of future net cash flows are subject to risk and uncertainties. Therefore, it is reasonably possible that changes could occur which may affect the recoverability of the Company's long-lived assets and goodwill. This may have a material effect on the Company's consolidated financial statements.

A discounted cash flow approach was used to estimate fair value less costs to dispose, which represents the recoverable amount of property, plant and mine development assets that was used to determine the impairment loss amounts. The total impairment loss recorded during the year ended December 31, 2013 was $1,014.7 million.

Foreign Currency Translation Loss

The Company's operating results and cash flow are significantly impacted by changes in the exchange rate between the US dollar and the Canadian dollar, Mexican peso and Euro as all of the Company's revenues are earned in US dollars while a significant portion of its operating and capital costs are incurred in Canadian dollars, Mexican pesos and Euros. During the period from January 1, 2012 through December 31, 2014, the daily US dollar (noon) exchange rate as reported by the Bank of Canada has fluctuated between C$0.97 and C$1.16, 11.98 Mexican pesos and 14.80 Mexican pesos and €0.72 and €0.83 per US$1.00.

A foreign currency translation loss of $3.8 million was recorded in 2014 compared with $1.8 million in 2013 and $16.3 million in 2012 (US GAAP basis). On average, the US dollar strengthened against the Canadian dollar, Mexican peso and Euro in 2014 compared with 2013. The US dollar also strengthened against the Canadian dollar, Mexican peso and Euro between December 31, 2013 and December 31, 2014. The net foreign currency translation loss in 2014 is due primarily to the translation impact of current assets denominated in Mexican pesos, Canadian dollars and Euros, offset partially by the translation impact of current liabilities denominated in Canadian dollars, Mexican pesos and Euros.

Income and Mining Taxes Expense (Recovery)

In 2014, the Company recorded income and mining taxes expense of $106.2 million on income before income and mining taxes of $189.1 million at an effective tax rate of 56.1%. The Company's 2014 effective tax rate was higher than the applicable statutory tax rate of 26.0% due primarily to the impact of mining taxes, foreign exchange and non-deductible permanent differences. In 2013, an income and mining taxes recovery of $131.6 million was recorded on a loss before income and mining taxes of $818.3 million due primarily to impairment losses recorded on the Meliadine project, the Meadowbank mine and the Lapa mine as at December 31, 2013. 2013 income and mining taxes were also impacted by non-deductible permanent differences and a deferred tax charge relating to the 2013 enactment of the Special Mining Duty in Mexico. The effective tax rate was 28.5% in 2012 (US GAAP basis).

Liquidity and Capital Resources

At December 31, 2014, the Company's cash and cash equivalents, short-term investments and current restricted cash totaled $215.3 million, compared with $170.0 million at December 31, 2013. The Company's policy is to invest excess cash in highly liquid investments of the highest credit quality to eliminate risks associated with these investments. Such investments with remaining maturities at time of purchase greater than three months are classified as short-term investments. Decisions regarding the length of maturities are based on cash flow requirements, rates of return and various other factors.

Working capital (current assets less current liabilities) decreased to $579.4 million at December 31, 2014 from $587.8 million at December 31, 2013.

16   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

Operating Activities

Cash provided by operating activities increased by $187.3 million to $668.3 million in 2014 compared with 2013 due primarily to a 30.0% increase in gold production and the impact of a weaker Canadian dollar and Mexican peso relative to the US dollar on costs between periods. The increase in cash provided by operating activities was partially offset by a 16.0% increase in production costs and a 7.7% decrease in the average realized price of gold between 2013 and 2014. Cash provided by operating activities was $696.0 million in 2012 (US GAAP basis).

Investing Activities

Cash used in investing activities increased to $851.6 million in 2014 from $687.2 million in 2013 due primarily to $403.5 million in net cash expenditures associated with the Company's June 16, 2014 joint acquisition of Osisko, partially offset by a $145.1 million decrease in capital expenditures, a $44.5 million increase in net proceeds from the sale of available-for-sale securities and a $32.6 million decrease in purchases of available-for-sale securities and warrants between periods. Cash used in investing activities was $376.2 million in 2012, including capital expenditures of $445.6 million and $73.4 million in net proceeds from the sale of available-for-sale securities (US GAAP basis).

In 2014, the Company invested cash of $475.4 million in projects and sustaining capital expenditures. Capital expenditures in 2014 included $106.2 million at the Kittila mine, $76.6 million at the LaRonde mine, $65.9 million at the Meadowbank mine, $48.4 million at the Pinos Altos mine, $48.3 million at the Meliadine project, $36.1 million at the Canadian Malartic mine (the Company's attributable portion), $34.3 million at the Goldex mine, $22.7 million at the La India mine, $20.2 million at the Lapa mine and $16.7 million at the Creston Mascota deposit at Pinos Altos and other projects. The $145.1 million decrease in capital expenditures between 2013 and 2014 was due primarily to significant construction expenditures that were incurred in 2013 relating to the La India project and the Goldex mine's M and E Zones. Capitalization of expenditures for the La India project and the Goldex mine's M and E Zones commenced in September 2012 and October 2012, while commercial production was achieved in February 2014 and October 2013, respectively. Partially offsetting the overall decrease in capital expenditures between 2013 and 2014 were $36.1 million in attributable capital expenditures related to the Canadian Malartic mine since it was jointly acquired on June 16, 2014.

On November 28, 2014, the Company acquired all of the issued and outstanding common shares of Cayden, including common shares issuable on the exercise of Cayden's outstanding options and warrants, pursuant to a court-approved plan of arrangement. The total purchase price of $122.1 million was comprised of $0.5 million in cash and 4,853,875 Agnico Eagle common shares issued from treasury. The Cayden acquisition was accounted for as an asset acquisition and transaction costs associated with the acquisition totaling $3.2 million were capitalized to the mining properties acquired.

On June 16, 2014, Agnico Eagle and Yamana jointly acquired 100.0% of Osisko by way of the Arrangement. As a result of the Arrangement, Agnico Eagle and Yamana each indirectly own 50.0% of Osisko and Canadian Malartic GP, which now holds the Canadian Malartic mine. Agnico Eagle and Yamana will also jointly explore other properties that were held by Osisko (now Canadian Malartic Corporation) at the time of acquisition. Agnico Eagle has recognized its interest in the assets, liabilities, revenues and expenses of Osisko in accordance with the Company's rights and obligations prescribed by the Arrangement under IFRS. Agnico Eagle's share of Osisko's June 16, 2014 purchase price was comprised of cash payments totaling $462.7 million and 33,923,212 Agnico Eagle common shares valued at $1,135.1 million.

On May 16, 2013, the Company acquired all of the issued and outstanding common shares of Urastar Gold Corporation ("Urastar") pursuant to a court-approved plan of arrangement under the Business Corporations Act (British Columbia) for cash consideration of $10.1 million. The Urastar acquisition was accounted for as a business combination and goodwill of $9.8 million was recognized on the Company's consolidated balance sheets.

In 2014, the Company purchased $27.2 million of available-for-sale securities and warrants compared with $59.8 million in 2013 and $2.7 million in 2012 (US GAAP basis). In 2014, the Company received net proceeds of $44.7 million from the sale of available-for-sale securities compared with $0.2 million in 2013 and $73.4 million in 2012 (US GAAP basis). The Company's investments in available-for-sale securities consist primarily of investments in common shares of entities in the mining industry.

Financing Activities

Cash provided by financing activities was $229.2 million in 2014 compared with $48.7 million in 2013 due primarily to a $116.0 million increase in net proceeds from long-term debt and a $72.2 million decrease in dividends paid between

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   17

periods. Cash used in financing activities was $202.6 million in 2012, including the net repayment of long-term debt of $290.0 million and the issuance of the 2012 Notes for $200.0 million (US GAAP basis).

In 2014, the Company paid dividends of $54.1 million compared with $126.3 million in 2013 and $118.1 million in 2012 (US GAAP basis). Agnico Eagle has declared a cash dividend every year since 1983. Although the Company expects to continue paying dividends, future dividends will be at the discretion of the Board and will be subject to factors such as income, financial condition and capital requirements.

On July 24, 2012, the Company closed a private placement consisting of $200.0 million of guaranteed senior unsecured notes (the "2012 Notes"). The 2012 Notes mature in 2022 and 2024 and at issuance had a weighted average maturity of 11.0 years and weighted average yield of 4.95%. Proceeds from the 2012 Notes were used to repay amounts outstanding under the Credit Facility.

On September 5, 2014, the Company amended and restated its $1.2 billion Credit Facility, extending the maturity date from June 22, 2017 to June 22, 2019 and amending pricing terms. As at December 31, 2014, the Company's outstanding balance under the Credit Facility was $500.0 million. Credit Facility availability is reduced by outstanding letters of credit, amounting to $1.0 million at December 31, 2014. As at December 31, 2014, $699.0 million was available for future drawdown under the Credit Facility.

On November 5, 2013, the Company amended its credit agreement with a financial institution relating to its uncommitted letter of credit facility (the "Letter of Credit Facility"). The amount available under the Letter of Credit Facility increased from C$150.0 million to C$175.0 million. The obligations of the Company under the Letter of Credit Facility are guaranteed by certain of its subsidiaries. The Letter of Credit Facility may be used to support the reclamation obligations or non-financial or performance obligations of the Company or its subsidiaries. As at December 31, 2014, $155.8 million had been drawn under the Letter of Credit Facility. On August 22, 2014, the financial institution and the Company agreed that the Company may draw up to C$185.0 million under the Letter of Credit Facility.

On April 7, 2010, the Company closed a private placement consisting of $600.0 million of guaranteed senior unsecured notes due in 2017, 2020 and 2022 (the "2010 Notes") with a weighted average maturity of 9.84 years and weighted average yield of 6.59%. Proceeds from the offering of the 2010 Notes were used to repay amounts under the Company's then outstanding credit facilities.

In connection with its joint acquisition of Osisko on June 16, 2014, Canadian Malartic GP was assigned and assumed certain outstanding debt obligations of Osisko relating to the Canadian Malartic mine. Agnico Eagle's indirect attributable share of such debt instruments is as follows:

  •
  A secured loan facility in the principal amount of C$75.0 million ($69.1 million) with scheduled C$20.0 million repayments on June 30, 2015, June 30, 2016 and June 30, 2017 and a 6.875% per annum interest rate. A scheduled repayment of C$15.0 million ($14.1 million) was made subsequent to the June 16 2014 acquisition date, resulting in attributable outstanding principal of $51.7 million as at December 31, 2014. On September 29, 2014, Canadian Malartic GP amended the acquired secured loan facility (the "CMGP Loan") with no change to maturity or pricing terms.

  •
  Senior unsecured convertible debentures with principal outstanding of C$37.5 million ($34.6 million), a November 2017 maturity date and a 6.875% interest rate. As at the June 16, 2014 acquisition date, the convertible debentures had an attributable fair value of $44.9 million. As at December 31, 2014, the convertible debentures had principal outstanding of $32.3 million and an attributable fair value of $34.7 million.

  •
  A loan with principal outstanding of C$2.1 million ($2.0 million) with monthly repayments scheduled through the first quarter of 2015 and a 0.0% interest rate. As at December 31, 2014, the Company's attributable loan principal outstanding amounted to $0.3 million.

The Company was in compliance with all covenants contained within the Credit Facility, Letter of Credit Facility, 2012 Notes and 2010 Notes as at December 31, 2014. Canadian Malartic GP was in compliance with all CMGP Loan covenants as at December 31, 2014.

The Company issued common shares for gross proceeds of $10.4 million and $15.7 million in 2014 and 2013, respectively, attributable to the Company's incentive share purchase plan and dividend re-investment plan.

18   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

Contractual Obligations

Agnico Eagle's contractual obligations as at December 31, 2014 are set out below:

	Total	2015	2016-2017	2018-2019	Thereafter

	(millions of United States dollars)
Reclamation provisions(i)	$349.7	$6.8	$9.5	$26.5	$306.9

Purchase commitments	72.0	15.9	17.2	11.0	27.9

Pension obligations(ii)	5.9	0.1	0.2	1.0	4.6

Finance and operating leases	51.5	24.7	18.1	7.2	1.5

Long-term debt(iii)	1,384.3	17.5	181.8	500.0	685.0

Total(iv)	$1,863.4	$65.0	$226.8	$545.7	$1,025.9

Notes:

(i)
Mining operations are subject to environmental regulations that require companies to reclaim and remediate land disturbed by mining operations. The Company has submitted closure plans to the appropriate governmental agencies which estimate the nature, extent and costs of reclamation for each of its mining properties. Expected reclamation cash flows are presented above on an undiscounted basis. Reclamation provisions recorded in the Company's consolidated financial statements are measured at the expected value of future cash flows discounted to their present value using a risk-free interest rate.

(ii)
The Company provides a non-registered supplementary executive retirement defined benefit plan for certain senior officers (the "Executives Plan"). The Executives Plan provides pension benefits to certain senior officers equal to 2.0% of their final three-year average pensionable earnings for each year of service with the Company, less the annual pension payable under the Company's basic defined contribution pension plan. Payments under the Executives Plan are secured by letter of credit from a Canadian chartered bank. The figures presented in this table have been actuarially determined.

(iii)
With respect to the Company's long-term debt obligations, the Company has assumed that repayment will occur on each instrument's respective maturity date.

(iv)
The Company's future operating cash flows are expected to be sufficient to satisfy its contractual obligations.

Off-Balance Sheet Arrangements

The Company's off-balance sheet arrangements as at December 31, 2014 include operating leases of $5.7 million (see Note 14(b) to the consolidated financial statements) and outstanding letters of credit for environmental and site restoration costs, custom credits, government grants and other general corporate purposes of $172.3 million of (see Note 26 to the consolidated financial statements). If the Company were to terminate these off-balance sheet arrangements, the Company's liquidity position (as outlined in the table below) is sufficient to satisfy any related penalties or obligations.

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   19

2015 Liquidity and Capital Resources Analysis

The Company believes that it has sufficient capital resources to satisfy its 2015 mandatory expenditure commitments (including the contractual obligations set out above) and discretionary expenditure commitments. The following table sets out expected capital requirements and resources for 2015:

Amount
(millions of United States dollars)

2015 Mandatory Commitments:

Contractual obligations (from table above)	$65.0

Accounts payable and accrued liabilities (as at December 31, 2014)	206.2

Interest payable (as at December 31, 2014)	13.8

Income taxes payable (as at December 31, 2014)	19.3

Total 2015 mandatory expenditure commitments	$304.3

2015 Discretionary Commitments:

Expected 2015 capital expenditures	$481.0

Total 2015 mandatory and discretionary expenditure commitments	$785.3

2015 Capital Resources:

Cash, cash equivalents and short-term investments (as at December 31, 2014)	$182.2

Budgeted 2015 cash provided by operating activities	572.8

Working capital, excluding cash, cash equivalents and short-term investments (as at December 31, 2014)	397.2

Available under the Credit Facility (as at December 31, 2014)	699.0

Total 2015 Capital Resources	$1,851.2

While the Company believes its capital resources will be sufficient to satisfy all 2015 commitments (mandatory and discretionary), the Company may choose to decrease certain of its discretionary expenditure commitments, which includes certain capital expenditures, should unexpected financial circumstances arise in the future. The Company believes that it will continue to generate sufficient capital resources to satisfy its planned development and growth activities.

Quarterly Results Review

For the Company's detailed 2014 and 2013 quarterly financial and operating results see Summarized Quarterly Data in this MD&A.

Revenues from mining operations increased by 15.1% to $503.1 million in the fourth quarter of 2014 compared with $437.2 million in the fourth quarter of 2013 due primarily to a 20.2% increase in payable gold production, partially offset by lower sales prices realized on gold and silver between periods. Production costs increased by 24.6% to $287.3 million in the fourth quarter of 2014 compared with $230.5 million in the fourth quarter of 2013 due primarily to the addition of $51.3 million in attributable production costs from the acquired interest in the Canadian Malartic mine and the addition of production costs from the newly operational La India mine. Amortization of property, plant and mine development increased by $48.3 million to $139.1 million in the fourth quarter of 2014 compared with the fourth quarter of 2013 due primarily to the consolidation of the acquired interest in the Canadian Malartic mine and the achievement of commercial production at the La India mine in February 2014. An impairment loss of $1,014.7 million was recorded in the fourth quarter of 2013 compared with nil in the fourth quarter of 2014. Based on an impairment evaluation of the Company's long-lived assets as at December 31, 2013, pre-tax impairment losses of $639.3 million, $307.5 million and $67.9 million were recorded relating to the Meliadine project, the Meadowbank mine and the Lapa mine, respectively. As a result, a net loss of $21.3 million was recorded in the fourth quarter of 2014 compared with a net loss of $780.3 million in the fourth quarter of 2013.

20   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

Cash provided by operating activities of $164.0 million in the fourth quarter of 2014 compared with $140.8 million in the fourth quarter of 2013 due primarily to a 20.2% increase in payable gold production and a 4.4% increase in operating margin (revenues from mining operations less production costs), partially offset by decreases in the average realized price of gold and silver and a $5.6 million increase in exploration and corporate development expenses between periods.

Outlook

The following section contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities laws. Please see "Note to Investors Concerning Forward-Looking Information" for a discussion of assumptions and risks relating to such statements and information.

Gold Production Growth

LaRonde Mine

In 2015, payable gold production at the LaRonde mine is expected to be approximately 245,000 ounces. Over the 2015 to 2017 period, average annual payable gold production at the LaRonde mine is expected to be approximately 292,000 ounces. The commissioning of a cooling plant at the LaRonde mine has helped to enhance productivity by reducing heat and congestion in the lower section of the mine and provides additional flexibility in the mining plan. As a result, production from the deeper areas of the mine is expected to ramp up substantially through 2017. In addition, a new course ore conveyor system that is scheduled to be commissioned in late 2015 is expected to further enhance flexibility in the lower section of the mine. Total cash costs per ounce of gold produced on a by-product basis at the LaRonde mine are expected to be approximately $576 in 2015 compared with $668 in 2014, reflecting expectations of higher gold grade and increased production.

Lapa Mine

In 2015, payable gold production at the Lapa mine is expected to be approximately 75,000 ounces. Average annual payable gold production is expected to be approximately 62,500 ounces in 2015 and 2016 at the Lapa mine. 2015 and 2016 are the final two years of full production based on the Lapa mine's current life of mine plan with production expected to decline progressively due to lower tonnage and stope availability. The Company expects that the Lapa mine will only operate for a portion of 2016. Additional exploration results from the Zulapa Z7 and Z8 Zones could potentially extend the mine life beyond 2016. Total cash costs per ounce of gold produced on a by-product basis at the Lapa mine are expected to be approximately $769 in 2015 compared with $667 in 2014, reflecting expectations of decreased production and lower gold grade.

Goldex Mine

The Goldex mine achieved commercial production from the M and E Zones in October 2013. In 2015, payable gold production at the Goldex mine is expected to be approximately 100,000 ounces. Over the 2015 to 2017 period, average annual payable gold production at the Goldex mine is expected to be approximately 97,000 ounces. Continued exploitation of the M3 and M4 Zones is expected to maintain relatively constant production levels and costs at the Goldex mine through 2017. Exploration and development has accelerated on the Deep Zone with a goal of outlining a mineable mineral reserve and the completion of a technical study by early 2016. New development related to the Deep Zone and the nearby Akasaba West deposit could potentially extend the mine life beyond 2017. Total cash costs per ounce of gold produced on a by-product basis at the Goldex mine are expected to be approximately $618 in 2015 compared with $638 in 2014.

Meadowbank Mine

In 2015, payable gold production at the Meadowbank mine is expected to be approximately 400,000 ounces. Over the 2015 to 2017 period, average annual payable gold production at the Meadowbank mine is expected to be approximately 352,000 ounces. Higher than expected grades were mined in the Goose pit in the first half of 2014, resulting in higher than expected production in 2014. Production levels are expected to decrease progressively through 2017 due to a decline in gold grade as the current mineral reserve base is depleted. It is expected that approximately 55.0% of the total 2015 production from the Meadowbank mine will occur in the second half of the year due to higher grades being mined from the Portage E3 pit. The Company is evaluating a potential expansion of the Vault pit, with a decision expected in 2015 that could expand production beginning in 2017 and impact the distribution of production ounces between 2016 and 2018. A significant drill program is planned at the Amaruq project in 2015 to expand the initial inferred mineral resource base with a goal of potentially developing the deposit as a Meadowbank mine satellite operation. Total cash costs per ounce of gold

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   21

produced on a by-product basis at the Meadowbank mine are expected to be approximately $656 in 2015 compared with $599 in 2014, reflecting expectations of decreased production and lower gold grade.

Canadian Malartic Mine

The Canadian Malartic mine was jointly acquired by Agnico Eagle and Yamana on June 16, 2014. In 2015, attributable payable gold production at the Canadian Malartic mine is expected to be approximately 280,000 ounces. Over the 2015 to 2017 period, average annual attributable payable gold production at the Canadian Malartic mine is expected to be approximately 287,000 ounces. Mill throughput levels at the Canadian Malartic mine are expected to increase toward capacity by the second half of 2015, contingent upon updating existing operating permits. Total cash costs per ounce of gold produced on a by-product basis at the Canadian Malartic mine are expected to be approximately $609 in 2015 compared with $701 in 2014.

Kittila Mine

In 2015, payable gold production at the Kittila mine is expected to be approximately 185,000 ounces. Over the 2015 to 2017 period, average annual payable gold production at the Kittila mine is expected to be approximately 187,000 ounces. A mill expansion completed in 2014 has significantly increased capacity at the Kittila mine which is expected to be utilized through a combination of increased mine throughput and the processing of surface stockpiles. As part of the initiative to increase mine throughput, development of a ramp system related to the Rimpi Zone will be prioritized. Total cash costs per ounce of gold produced on a by-product basis at the Kittila mine are expected to be approximately $711 in 2015 compared with $845 in 2014, reflecting increased expected production.

Pinos Altos Mine

In 2015, payable gold production at the Pinos Altos mine is expected to be approximately 175,000 ounces. Over the 2015 to 2017 period, average annual payable gold production at the Pinos Altos mine is expected to be approximately 175,000 ounces. Mill throughput at the Pinos Altos mine has increased steadily from the original design rate of 4,000 tonnes per day to an average of approximately 5,500 tonnes per day. Total cash costs per ounce of gold produced on a by-product basis at the Pinos Altos mine are expected to be approximately $526 in 2015 compared with $533 in 2014.

Creston Mascota deposit at Pinos Altos

In 2015, payable gold production at the Creston Mascota deposit at Pinos Altos is expected to be approximately 50,000 ounces. Over the 2015 to 2017 period, average annual payable gold production at the Creston Mascota deposit at Pinos Altos is expected to be approximately 45,000 ounces. The completion of construction on the Phase 3 leach pad and the installation of a new agglomerator to increase crushed ore processing capabilities in 2014 have combined to increase expected production at the Creston Mascota deposit at Pinos Altos in 2015 compared with 2014. Further drilling on the Bravo deposit is planned for 2015 to evaluate it as a potential source of future additional production. Total cash costs per ounce of gold produced on a by-product basis at the Creston Mascota deposit at Pinos Altos are expected to be approximately $559 in 2015 compared with $578 in 2014, reflecting increased expected production.

La India Mine

The La India mine achieved commercial production in February 2014. In 2015, payable gold production at the La India mine is expected to be approximately 90,000 ounces. Over the 2015 to 2017 period, average annual payable gold production at the La India mine is expected to be approximately 92,000 ounces in line with design expectations. Total cash costs per ounce of gold produced on a by-product basis at the La India mine are expected to be approximately $491 in 2015 compared with $487 in 2014.

Growth Summary

With the achievement of commercial production at the Kittila, Lapa and Pinos Altos mines in 2009, the Meadowbank mine in 2010, the Creston Mascota deposit at Pinos Altos and LaRonde mine extension in 2011, the Goldex mine M and E Zones in 2013 and the La India mine in 2014 along with the joint acquisition of the Canadian Malartic mine on June 16, 2014, Agnico Eagle has transformed from a one mine operation to a nine mine senior gold mining company over the last seven years. In 2014, the Company achieved record annual payable gold production of 1,429,288 ounces. As the Company continues its next growth phase from this expanded production platform, it expects to continue to deliver on its vision and strategy. Annual

22   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

payable gold production is expected to increase to approximately 1,600,000 ounces in 2015, representing an 11.9% increase compared with 2014. The Company expects that the main contributors to targeted increases in payable gold production, mineral reserves and mineral resources in 2015 will include:

  •
  A full year of attributable production from the Canadian Malartic mine, jointly acquired on June 16, 2014

  •
  Increased production from the Kittila mine due to the successful 2014 completion of its mill expansion

  •
  Increased production from the LaRonde mine due to the successful commissioning of a cooling plant and the resulting enhanced productivity in the lower section of the mine

  •
  A full year of production from the La India mine which achieved commercial production in February 2014

  •
  Continued conversion of Agnico Eagle's current mineral resources to mineral reserves

Financial Outlook

Revenue from Mining Operations and Production Costs

In 2015, the Company expects to continue to generate solid cash flow with payable gold production of approximately 1,600,000 ounces, up from 1,429,288 ounces in 2014 due primarily to a full year of attributable operations from the Canadian Malartic mine that was jointly acquired on June 16, 2014, increased mill throughput at the Kittila mine facilitated by the mill expansion completed in 2014, and increased production from the higher grade deeper portions of the LaRonde mine facilitated by new cooling and ventilation infrastructure commissioned during 2014.

The table below sets out actual payable production in 2014 and estimated payable production in 2015:

	2015 Estimate	2014 Actual

Gold (ounces)	1,600,000	1,429,288

Silver (thousands of ounces)	3,987	3,564

Zinc (tonnes)	7,612	10,515

Copper (tonnes)	5,322	4,997

In 2015, the Company is expecting total cash costs per ounce of gold produced on a by-product basis at the LaRonde mine to be $576 compared with $668 in 2014. In calculating estimates of total cash costs per ounce of gold produced on a by-product basis for the LaRonde mine, net silver, zinc and copper by-product revenue is treated as a reduction to production costs. Therefore, production and price assumptions for by-product metals play an important role in the LaRonde mine's total cash costs per ounce of gold produced on a by-product basis estimate due to its significant by-product production. In addition, the Pinos Altos mine generates significant silver by-product production. An increase in by-product metal prices above forecast levels would result in improved total cash costs per ounce of gold produced on a by-product basis at these mines. Total cash costs per ounce of gold produced on a co-product basis are expected to be $869 in 2015 at the LaRonde mine compared with $1,055 in 2014.

As production costs at the LaRonde, Lapa, Goldex, Meadowbank and Canadian Malartic mines are denominated primarily in Canadian dollars, production costs at the Kittila mine are denominated primarily in Euros and production costs at the Pinos Altos mine, the Creston Mascota deposit at Pinos Altos and the La India mine are denominated primarily in Mexican pesos, the Canadian dollar/US dollar, Euro/US dollar and Mexican peso/US dollar exchange rates also have an impact on the total cash costs per ounce of gold produced estimates both on a by-product and co-product basis.

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   23

The table below sets out the metal price and exchange rate assumptions used in deriving the estimated 2015 total cash costs per ounce of gold produced on a by-product basis (production estimates for each metal are shown in the table above) as well as the actual market average closing prices for each variable for the period of January 1, 2015 through March 13, 2015:

	2015 Assumptions	Actual Market Average (January 1, 2015 – March 13, 2015)

Gold (per ounce)	$1,200	$1,228

Silver (per ounce)	$18.00	$16.79

Zinc (per tonne)	$2,000	$2,088

Copper (per tonne)	$6,614	$5,786

C$/US$ exchange rate (C$)	$1.20	$1.23

Euro/US$ exchange rate (Euros)	€0.85	€0.88

Mexican peso/US$ exchange rate (Mexican pesos)	12.75	14.90

See Risk Profile – Metal Prices and Foreign Currencies in this MD&A for the estimated impact on 2015 total cash costs per ounce of gold produced on a by-product basis of a 10% change in assumed metal prices and exchange rates.

Exploration and Corporate Development Expenditures

In 2015, Agnico Eagle expects to incur expenditures of $107.0 million on minesite, advanced project and greenfield exploration. Exploration expenditures are expected to be focused on the Amaruq project in Nunavut, Canada (located approximately 50 kilometers northwest of the Meadowbank mine) and the El Barqueno project in Jalisco State, Mexico (acquired on November 28, 2014 as part of Cayden Resources Inc.). A significant drill program is planned at the Amaruq project in 2015 with the goal of potentially developing the deposit as a satellite operation to the Meadowbank mine. The Company believes that the El Barqueno project may have the potential to be developed as a combination open pit/underground mine with mill and heap leach processing and mineralization similar to the Pinos Altos mine. Agnico Eagle plans to complete a $15.0 million exploration program at the El Barqueno project in 2015 with a goal of developing an initial mineral resource by the end of the year.

Exploration programs are designed to infill and expand known deposits and test other favourable target areas that could ultimately supplement the Company's existing production profile. Exploration is success driven and thus these estimates could change materially based on the results of the various exploration programs. When it is determined that a project can generate future economic benefit, the costs of drilling and development to further delineate the ore body on such a property are capitalized. In 2015, the Company expects to capitalize $13.0 million on drilling and development related to further delineating ore bodies and converting mineral resources into mineral reserves.

Other Expenses

General and administrative expenses are expected to decrease to between $88.0 million and $103.0 million in 2015 compared with $118.8 million in 2014. Amortization of property, plant and mine development is expected to increase to between $550.0 million and $575.0 million in 2015 compared with $433.6 million in 2014 due primarily to the consolidation of a full year of attributable amortization related to Canadian Malartic mine and to significant expected increases in gold production at the Kittila and LaRonde mines between periods. The Company's effective tax rate is expected to be between 40.0% and 45.0% in 2015.

Capital Expenditures

Capital expenditures, including sustaining capital, construction and development costs and capitalized exploration costs, are expected to total approximately $481.0 million in 2015. The Company expects to fund its 2015 capital expenditures through

24   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

operating cash flow from the sale of its gold production and the associated by-product metals. Significant components of the expected 2015 capital expenditures program include the following:

  •
  $304.0 million in sustaining capital expenditures relating to the LaRonde mine ($67.0 million), Pinos Altos mine ($50.0 million), Kittila mine ($50.0 million), Meadowbank mine ($43.0 million), Canadian Malartic mine ($40.0 million – portion attributable to the Company), La India mine ($25.0 million), Goldex mine ($14.0 million), the Creston Mascota deposit at Pinos Altos ($10.0 million) and the Lapa mine ($5.0 million);

  •
  $164.0 million in capitalized development expenditures relating to the Meliadine project ($64.0 million), Pinos Altos mine ($44.0 million), Goldex mine ($26.0 million), Canadian Malartic mine ($19.0 million – portion attributable to the Company) and the Kittila mine ($11.0 million); and

  •
  $13.0 million in capitalized drilling expenditures.

The Company continues to examine other possible corporate development opportunities which may result in the acquisition of companies or assets with securities, cash or a combination thereof. If cash is used to fund acquisitions, Agnico Eagle may be required to issue debt or securities to satisfy cash requirements.

All-in Sustaining Costs per Ounce of Gold Produced

Based on the recommendations of the World Gold Council made in 2013, the Company has modified its calculation of all-in sustaining costs per ounce of gold produced for 2014. All-in sustaining costs per ounce of gold produced is presented on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before by-product metal revenues). All-in sustaining costs per ounce of gold produced on a by-product basis is calculated as the aggregate of total cash costs per ounce of gold produced on a by-product basis and sustaining capital expenditures (including capitalized exploration), general and administrative expenses (including stock options) and non-cash reclamation provision expense per ounce of gold produced. All-in sustaining costs per ounce of gold produced on a co-product basis is calculated in the same manner as all-in sustaining costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made to total cash costs per ounce of gold produced. The calculation of all-in sustaining costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals.

Prior to modifying its calculation of all-in sustaining costs per ounce of gold produced for 2014 based on the recommendations of the World Gold Council, the Company calculated all-in sustaining costs per ounce of gold produced on a by-product basis as the aggregate of total cash costs per ounce of gold produced on a by-product basis and sustaining capital expenditures, general and administrative expenses (net of stock options) and exploration and corporate development expenses (excluding greenfield exploration) per ounce of gold produced. All-in sustaining costs per ounce of gold produced on a co-product basis would have been calculated in the same manner as all-in sustaining costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues, net of smelting, refining and marketing charges would have been made to total cash costs per ounce of gold produced.

Agnico Eagle's all-in sustaining costs per ounce of gold produced on a by-product basis are expected to be approximately $880 to $900 in 2015.

Risk Profile

The Company mitigates the likelihood and potential severity of the various risks it encounters in its day-to-day operations through the application of high standards in the planning, construction and operation of its mining facilities. Emphasis is placed on hiring and retaining competent personnel and developing their skills through training, including safety and loss control training. The Company's operating and technical personnel have a solid track record of developing and operating precious metal mines and several of the Company's mines have received safety and development awards. Nevertheless, the Company and its employees continue efforts to improve workplace safety with an emphasis on safety procedure training for both mining and supervisory employees.

The Company also mitigates some of its normal business risk through the purchase of insurance coverage. An Insurable Risk Management Policy, approved by the Board, governs the purchase of insurance coverage and restricts coverage to insurance companies of the highest credit quality. For a more complete list of the risk factors affecting the Company, please see "Risk Factors" in the AIF.

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   25

Metal Prices and Foreign Currencies

Agnico Eagle's net income (loss) is sensitive to metal prices and the Canadian dollar/US dollar, Mexican peso/US dollar and Euro/US dollar exchange rates. For the purpose of the sensitivity analyses set out in the table below, the Company applied the following metal price and exchange rate assumptions for 2015:

  •
  Gold – $1,200 per ounce;

  •
  Silver – $18 per ounce;

  •
  Zinc – $2,000 per tonne;

  •
  Copper – $6,614 per tonne;

  •
  Canadian dollar/US dollar – C$1.20 per $1.00;

  •
  Euro/US dollar – €0.85 per $1.00; and

  •
  Mexican peso/US dollar – 12.75 Mexican pesos per $1.00.

Changes in the market price of gold may be attributed to numerous factors such as demand, global mine production levels, central bank purchases and sales and investor sentiment. Changes in the market prices of other metals may be attributed to factors such as demand and global mine production levels. Changes in exchange rates may be attributed to factors such as supply and demand for currencies and economic conditions in each country or currency area. In 2014, the ranges of metal prices and exchange rates were as follows:

  •
  Gold: $1,131 – $1,392 per ounce, averaging $1,266 per ounce;

  •
  Silver: $14 – $22 per ounce, averaging $19 per ounce;

  •
  Zinc: $1,934 – $2,420 per tonne, averaging $2,164 per tonne;

  •
  Copper: $6,305 – $7,440 per tonne, averaging $6,863 per tonne;

  •
  Canadian dollar/US dollar: C$1.06 – C$1.17 per $1.00, averaging C$1.10 per $1.00;

  •
  Euro/US dollar: €0.71 – €0.83 per $1.00, averaging €0.75 per $1.00; and

  •
  Mexican peso/US dollar: 12.82 – 14.94 Mexican pesos per $1.00, averaging 13.31 Mexican pesos per $1.00.

The following table sets out the impact on estimated 2015 total cash costs per ounce of gold produced on a by-product basis of specifically identified changes in assumed metal prices and exchange rates. Specifically identified changes in each variable were considered in isolation while holding all other assumptions constant. Based on historical market data and the 2014 price ranges shown above, these specifically identified changes in assumed metal prices and exchange rates are reasonably likely in 2015.

Changes in Variable	Impact on Estimated 2015 Total Cash Costs per Ounce of Gold Produced (By-Product Basis)

Silver – $1 per ounce	$2

Zinc – 10%	–

Copper – 10%	–

Canadian dollar/US dollar – 1%	$5

Euro/US dollar – 1%	$1

Mexican peso/US dollar – 10%	$1

In order to mitigate the impact of fluctuating by-product metal prices, the Company occasionally enters into derivative financial instrument contracts under its Risk Management Policies and Procedures, approved by the Board. The Company

26   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

has a long-standing policy of no forward gold sales. However, the policy does allow the Company to use other hedging strategies where appropriate to mitigate foreign exchange and by-product metal pricing risks. The Company occasionally buys put options, enters into price collars and enters into forward contracts to protect minimum by-product metal prices while maintaining full exposure to the price of gold. The Risk Management Committee has approved the strategy of using short-term call options in an attempt to enhance the realized by-product metal prices. The Company's policy does not allow speculative trading.

The Company receives payment for all of its metal sales in US dollars and pays most of its operating and capital costs in Canadian dollars, Euros or Mexican pesos. This gives rise to significant currency risk exposure. The Company enters into currency hedging transactions under the Company's Foreign Exchange Risk Management Policies and Procedures, approved by the Board, to hedge part of its foreign currency exposure. The policy does not permit the hedging of translation exposure (that is, the gains and losses that arise from the accounting translation of Canadian dollar, Euro or Mexican peso denominated assets and liabilities into US dollars), as it does not give rise to cash exposure. The Company's foreign currency derivative financial instrument strategy includes the use of purchased puts, sold calls, collars and forwards that are not held for speculative purposes.

Cost Inputs

The Company considers and may enter into risk management strategies to mitigate price risk on certain consumables including, but not limited to, diesel fuel. These strategies have largely been confined to longer term purchasing contracts but may include financial and derivative instruments.

Interest Rates

The Company's current exposure to market risk for changes in interest rates relates primarily to drawdowns on its Credit Facility and its investment portfolio. Drawdowns on the Credit Facility are used primarily to fund a portion of the capital expenditures related to the Company's development projects and working capital requirements. As at December 31, 2014, the Company had drawn down $500.0 million on the Credit Facility. In addition, the Company invests its cash in investments with short maturities or with frequent interest reset terms and a credit rating of R1-High or better. As a result, the Company's interest income fluctuates with short-term market conditions. As at December 31, 2014, short-term investments amounted to $4.6 million.

Amounts drawn under the Credit Facility are subject to floating interest rates based on benchmark rates available in the United States and Canada or on LIBOR. In the past, the Company has entered into derivative instruments to hedge against unfavorable changes in interest rates. The Company will continue to monitor its interest rate exposure and may enter into such agreements to manage its exposure to fluctuating interest rates.

Financial Instruments

The Company occasionally enters into contracts to limit the risk associated with decreased by-product metal prices, increased foreign currency costs (including capital expenditures) and input costs. The contracts act as economic hedges of underlying exposures and are not held for speculative purposes. Agnico Eagle does not use complex derivative contracts to hedge exposures.

Using financial instruments creates various financial risks. Credit risk is the risk that the counterparties to financial contracts will fail to perform on an obligation to the Company. Credit risk is partially mitigated by dealing with high quality counterparties such as major banks. Market liquidity risk is the risk that a financial position cannot be liquidated quickly. The Company primarily mitigates market liquidity risk by spreading out the maturity of financial contracts over time, usually based on projected production levels for the specific metal being hedged, such that the relevant markets will be able to absorb the contracts. Mark-to-market risk is the risk that an adverse change in market prices for metals will affect financial condition. Because derivative contracts are primarily used as economic hedges, changes in mark-to-market value may impact income. For a description of the accounting treatment of derivative financial instruments, please see "Critical IFRS Accounting Policies and Accounting Estimates – Derivative Instruments and Hedge Accounting" in this MD&A.

Operational Risk

The business of gold mining is generally subject to risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected rock formations, changes in the regulatory environment, cave-ins, rock bursts, rock falls, ground conditions, pit wall failures, flooding and gold bullion losses. The occurrence of these or similar types of events and

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   27

circumstances may result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. The Company carries insurance to protect itself against certain risks of mining and processing in amounts that it considers to be adequate but which may not provide adequate coverage in certain unforeseen circumstances. The Company may also become subject to liability for pollution, cave-ins or other hazards against which it cannot insure or against which it has elected not to insure because of high premium costs or other reasons, or the Company may become subject to liabilities which exceed policy limits. In these circumstances, the Company may be required to incur significant costs that could have a material adverse effect on its financial performance and results of operations.

The Company's gold production and operating margin has diversified over the last seven years, reflecting the transition from one mine to nine mines at the end of 2014. However, the Meadowbank mine accounted for approximately 31.7% of the Company's payable gold production in 2014, and is expected to continue to account for a significant portion of payable gold production in future years.

The following table sets out estimated 2015 payable gold production by mine:

	Estimated Payable Gold Production (Ounces)	Estimated Payable Gold Production (%)

LaRonde mine	245,000	15

Lapa mine	75,000	5

Goldex mine	100,000	6

Meadowbank mine	400,000	25

Canadian Malartic mine	280,000	17

Kittila mine	185,000	12

Pinos Altos mine	175,000	11

Creston Mascota deposit at Pinos Altos	50,000	3

La India mine	90,000	6

Total	1,600,000	100

Mining is a complex and unpredictable business and, therefore, actual payable gold production may differ from estimates. Adverse conditions affecting mining or milling may have a material adverse impact on the Company's financial performance and results of operations. The Company anticipates using revenue generated by its operations to finance the capital expenditures required at its mine projects.

The Company's payable gold production may fall below estimated levels as a result of occurrences such as cave-ins, rock falls, rock bursts, pit wall failures, fires or flooding or as a result of other operational problems such as a failure of a production hoist, an autoclave, a filter press or a grinding mill. Payable gold production may also be reduced if, during the course of mining or processing, unfavorable weather conditions, ground conditions or seismic activity are encountered, ore grades are lower than expected, the physical or metallurgical characteristics of the ore are less amenable than expected to mining or treatment or dilution increases, electrical power is interrupted or heap leach processing results in containment discharge. The Company has failed to meet payable gold production forecasts in the past due to adverse conditions such as rock falls, production drilling challenges, lower than planned mill recoveries and grades, higher than expected dilution, mine structural issues and delays in the commencement of production and ramp up at new mines. On October 19, 2011, the Company suspended mining operations and gold production at the Goldex mine's Goldex Extension Zone indefinitely due to geotechnical concerns with the rock above the mining horizon, significantly impacting Agnico Eagle's payable gold production. On September 30, 2012, the Creston Mascota deposit at Pinos Altos experienced a movement of leached ore from the upper lifts of the Phase One leach pad, resulting in a temporary suspension of active leaching through March 13, 2013 and significantly impacting the Company's payable gold production. Occurrences of this nature and other accidents,

28   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

adverse conditions or operational problems in future years may result in the Company's failure to achieve current or future production estimates.

The LaRonde mine extension is one of the deepest operations in the Western Hemisphere, with an expected maximum depth of over 3 kilometers. The operations of the LaRonde mine extension rely on new infrastructure for hauling ore and materials to the surface, including a winze (or internal shaft) and a series of ramps linking mining deposits to the Penna Shaft that services current operations at the LaRonde mine. In 2012, challenges associated with heat and congestion in the LaRonde mine extension caused a delay in the expected ramp up in gold production. Although a new cooling plant began operating in December 2013, the depth of the operations could continue to pose significant challenges to the Company, such as geomechanical risks and ventilation and air conditioning requirements, which may result in difficulties and delays in achieving gold production objectives.

The continued sustaining development of the LaRonde mine extension is subject to a number of risks and challenges, including unforeseen geological formations, the implementation of new mining processes, and engineering and mine design adjustments. These occurrences may result in operational delays and in additional costs being incurred by the Company beyond those budgeted.

The figures for mineral reserves and mineral resources published by the Company are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery of gold will be realized. The ore grade actually recovered by the Company may differ from the estimated grades of the mineral reserves and mineral resources. The estimates of mineral reserves and mineral resources have been determined based on, among other things, assumed metal prices, foreign exchange rates and operating costs. Prolonged declines in the market price of gold (or applicable by-product metal prices) may render mineral reserves containing relatively lower grades of mineralization uneconomical to recover and could materially reduce the Company's mineral reserves. Should such reductions occur, the Company may be required to record a material impairment loss on its investment in mining properties or delay or discontinue production or the development of new projects, resulting in net losses and reduced cash flow. Market price fluctuations of gold (or applicable by-product metal prices), as well as increased production costs or reduced recovery rates, may render mineral reserves containing relatively lower grades of mineralization uneconomical to recover and may ultimately result in a restatement of mineral resources. Short-term factors relating to the mineral reserve, such as the need for orderly development of orebodies or the processing of new or different grades, may impair the profitability of a mine in any particular reporting period.

Mineral resource estimates for properties that have not commenced production or at deposits that have not yet been exploited are based, in most instances, on very limited and widely spaced drill hole information, which is not necessarily indicative of conditions between and around the drill holes. Accordingly, such mineral resource estimates may require revision as more drilling information becomes available or as actual production experience is gained.

The Company's operations include a mine in Finland and mines in Mexico. These operations are exposed to various levels of political, economic and other risks and uncertainties that are different from those encountered at the Company's Canadian properties. These risks and uncertainties vary from country to country and may include: extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; risks of war or civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; corruption; restrictions on foreign exchange and repatriation; hostage taking; and changing political conditions and currency controls. In addition, the Company must comply with multiple and potentially conflicting regulations in Canada, the United States, Europe and Mexico, including export requirements, taxes, tariffs, import duties and other trade barriers, as well as health, safety and environmental requirements.

The Company's Meadowbank mine is located in the Kivalliq District of Nunavut in northern Canada, approximately 70 kilometers north of Baker Lake. Though the Company built a 110 kilometre all-weather road from Baker Lake, which provides summer shipping access via Hudson Bay to the Meadowbank mine, the Company's operations are constrained by the remoteness of the mine, particularly as the port of Baker Lake is only accessible approximately 2.5 months per year. Most of the materials that the Company requires for the operation of the Meadowbank mine must be transported through the port of Baker Lake during this shipping season, which may be further truncated due to weather conditions. If the Company is not able to acquire and transport necessary supplies during this time, this may result in a slowdown or stoppage of operations at the Meadowbank mine. Furthermore, if major equipment fails, any items necessary to replace or repair such equipment may have to be shipped through Baker Lake during this window. Failure to have the necessary materials required for operations or to repair or replace malfunctioning equipment at the Meadowbank mine may require the slowdown or stoppage of operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   29

Regulatory Risk

The Company's mining and mineral processing operations, exploration activities and properties are subject to the laws and regulations of federal, provincial, state and local governments in the jurisdictions in which the Company operates. These laws and regulations are extensive and govern prospecting, exploration, development, production, exports, taxes, labour standards, occupational health and safety, waste disposal, toxic substances, environmental protection, mine safety and other matters. Compliance with such laws and regulations increases the costs of planning, designing, drilling, developing, constructing, operating, closing, reclaiming and rehabilitating mines and other facilities. New laws or regulations, amendments to current laws and regulations governing operations and activities of mining companies or more stringent implementation or interpretation thereof could have a material adverse impact on the Company, cause a reduction in levels of production and delay or prevent the development of new mining properties.

Controls Evaluation

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting ("ICFR") and disclosure controls and procedures ("DC&P"). The Company's management, under the supervision of the Company's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of its ICFR and DC&P as at December 31, 2014. Based on this evaluation, management concluded that the Company's ICFR and DC&P were effective.

Outstanding Securities

The following table sets out the maximum number of common shares that would be outstanding if all dilutive instruments outstanding at March 13, 2015 were exercised:

Common shares outstanding at March 13, 2015	214,121,157

Employee stock options	73,650

Common shares held in a trust in connection with the restricted share unit plan	461,973

Common shares held by a depositary relating to convertible debentures previously issued by Osisko	871,680

Total	215,528,460

Governance

Agnico Eagle's Sustainable Development Policy, approved by the Board of Directors in 2012, formally outlines the guiding principles and commitments to be upheld by the Company. The Sustainable Development Policy is based on four fundamental values of sustainable development at Agnico Eagle: respect for our employees; protection of the environment; safe operations; and respect for our communities.

Sustainable Development Management

In 2014, the Company continued the process of integrating sustainability into all aspects and stages of its business, from the corporate objectives and executive responsibility of 'maintaining high standards in sustainability' to exploration and acquisition activities, day to day operating and site closure plans. This integration will lead to employees taking greater ownership towards the implementation of responsible mining practices.

This integration process is done through the development and implementation of a formal Health, Safety, Environment and Community Management System, termed the Responsible Mining Management System ("RMMS"). The aim of the RMMS is to further promote a culture of accountability and leadership in managing health, safety, environmental and social acceptability matters. RMMS documentation is supported by the software Intelex, which is widely used in the Canadian mining industry and is consistent with the ISO 14001 Environmental Management System and the BS OHSAS 18001 Occupational Health and Safety Management System.

Agnico Eagle became a signatory of the International Cyanide Management Code (the "Cyanide Code") in 2011. The Company's commitments as a signatory to the Cyanide Code are incorporated in the RMMS. In 2014, third-party Cyanide Code audits were conducted at the Kittila, Pinos Altos and Meadowbank mines. The Kittila mine achieved Cyanide Code requirements certification early in 2015 and the Pinos Altos and Meadowbank mines are expected to receive Cyanide Code requirements certification later in 2015.

30   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

The RMMS also integrates the requirements of the Mining Association of Canada's industry leading Towards Sustainable Mining Initiative (the "TSM Initiative"), as well as the Global Reporting Initiative's sustainability reporting guidelines for the mining industry. In December 2010, Agnico Eagle became a member of the Mining Association of Canada and endorsed the TSM Initiative. The TSM Initiative was developed to help mining companies evaluate the quality, comprehensiveness and robustness of their management systems under six performance elements: crisis management; energy and greenhouse gas emissions management; tailings management; biodiversity conservation management; health and safety; and aboriginal relations and community outreach. In 2015, all of Agnico Eagle's mines are expected to complete an external audit evaluating the TSM protocols.

Employee Health and Safety

The Company is responsible for providing employees with a safe working environment and with the tools and training to carry out their duties in an efficient and safe manner. In 2014, Agnico Eagle's combined lost-time accident ("LTA") frequency rate was significantly lower than its target rate, and 13.0% lower than 2013. The Company has now achieved its lowest ever combined LTA rate for the second year in a row.

In 2014, a Company-wide risk assessment exercise was carried out to identify and classify health and safety risks – as well as risks to the environment and local communities. In 2015, it is expected that each Agnico Eagle operation will prepare and implement an action plan to reduce risks identified through the risk assessment exercise.

One of the measures implemented by the Company to improve safety performance is the workplace safety card system. This system was implemented across the Company to strengthen its risk-based training program. Developed by the Quebec Mining Association, the safety card system teaches workers and supervisors to use risk-based thinking in their duties. Workers and their supervisors must meet each day to discuss on-the-job health and safety matters. The safety card system also allows the Company's workers and supervisors to document daily inspections and record observations on conditions in the workplace, as well as the nature of risks, issues and other relevant information. In addition, it allows supervisors to exchange and analyze relevant information between shifts to improve efficiency and safety.

Each of the Company's mining operations has its own Emergency Response Plan and has personnel trained to respond to safety, fire and environmental emergencies. Each mine also maintains the appropriate response equipment.

Community

The Company's goal at each of its operations is to hire as much as possible of its workforce, including management teams, directly from the local region in which the operation is located. In 2014, the proportion of Agnico Eagle`s mine workforce hired locally was 83.0% while the proportion of the mine management team hired locally was 71.0%. The Company believes that providing employment is one of the most significant contributions it can make to the communities in which it operates.

2014 was the last year of a substantial three-year investment in an educational program known as Mining Matters' Aboriginal Education and Outreach Programs in the Kivalliq region of Nunavut. The goal of the program was to show young people that there are interesting jobs and careers for them in the north, and that the mining industry can be a key source of these opportunities.

Agnico Eagle works closely with neighboring communities to develop alternative employment and business opportunities to help diversify local economies. The Company also continues to support a number of community health and educational initiatives surrounding its mines.

Environment

In 2014, one notice of infraction was received by the LaRonde mine for a tailings line puncture. The tailings were immediately removed and no further action was considered necessary.

The Meadowbank mine experienced isolated non-compliance events at the Portage attenuation pond effluent which has since been shut down permanently. One non-compliance event was also experienced at the Vault pit attenuation pond effluent. An investigation related to a seepage event from a waste rock pile at the Meadowbank mine continued throughout 2014.

The Nunavut Impact Review Board ("NIRB") public hearings on the Meliadine project took place in August 2014 and a Project Certificate was issued by the NIRB.

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   31

The Canadian Malartic mine received 28 infractions in 2014, mostly related to noise, blasting fumes and overpressure, representing a 32.0% reduction compared with the number of infractions received in 2013.

The La India mine received a notice of infraction in September 2014 from a regulatory inspection of the segregation of wood and scrap metal.

The appeal process related to the July 2013 Kittila mine updated environmental permit continued in 2014. The Company is appealing some of the requirements included in the permit. A final decision is expected in 2015.

International Financial Reporting Standards

The Company has adopted IFRS as its basis of accounting, replacing US GAAP effective July 1, 2014. As a result, Agnico Eagle's consolidated financial statements for 2014 are reported in accordance with IFRS, with comparative information restated under IFRS and a transition date of January 1, 2013. Certain figures in this MD&A are presented in accordance with US GAAP and have been labeled accordingly.

Generally Accepted Accounting Principles ("GAAP") for Canadian publicly accountable enterprises became IFRS as issued by the International Accounting Standards Board in 2011 and the US Securities and Exchange Commission ("SEC") in the United States accepts financial statements prepared in accordance with IFRS without reconciliation to US GAAP from foreign private issuers. Accordingly, Agnico Eagle decided to convert its basis of accounting to IFRS to enhance the comparability of its financial statements to the Company's peers in the mining industry.

Agnico Eagle developed and executed a detailed IFRS conversion plan including an assessment phase, an impact analysis and design phase and an implementation phase, culminating in the Company's initial reporting in accordance with IFRS in the third quarter of 2014.

Reconciliations from US GAAP to IFRS

The Company's consolidated financial statements for 2014 include the following reconciliations from Agnico Eagle's previous US GAAP basis of accounting to IFRS:

  •
  Total equity as at the January 1, 2013 transition date;

  •
  Total equity as at December 31, 2013; and

  •
  Net loss and other comprehensive income for the year ended December 31, 2013.

Critical IFRS Accounting Policies and Accounting Estimates

Agnico Eagle's significant IFRS accounting policies are disclosed in the Summary of Significant Accounting Policies note to the consolidated financial statements. Significant accounting policy changes as a result of adopting IFRS are disclosed in the explanatory notes following the reconciliations between US GAAP and IFRS in the Transition to IFRS note to the consolidated financial statements.

In preparing these consolidated financial statements in accordance with IFRS 1 First-time Adoption of International Financial Reporting Standards ("IFRS 1"), the Company has applied certain of the optional exemptions from full retrospective application of IFRS. Optional IFRS 1 exemptions applied by Agnico Eagle are disclosed in the Transition to IFRS note to the consolidated financial statements.

The preparation of the consolidated financial statements in accordance with IFRS requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. In making judgments about the carrying value of assets and liabilities, the Company uses estimates based on historical experience and assumptions that are considered reasonable in the circumstances. Although the Company evaluates its accounting estimates periodically, actual results may differ from these estimates.

The Company believes the following critical accounting policies relate to its more significant judgments and estimates used in the preparation of its consolidated financial statements. Management has discussed the development and selection of the following critical accounting policies with the Audit Committee which has reviewed the Company's disclosure in this MD&A.

32   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

Derivative Instruments and Hedge Accounting

The Company uses derivative financial instruments (primarily option and forward contracts) to manage exposure to fluctuations in by-product metal prices, interest rates and foreign currency exchange rates and may use such means to manage exposure to certain input costs. The Company does not hold financial instruments or derivative financial instruments for trading purposes.

The Company recognizes all derivative financial instruments in the consolidated financial statements at fair value regardless of the purpose or intent for holding the instrument. Changes in the fair value of derivative financial instruments are either recognized periodically in the consolidated statements of income (loss) and comprehensive income (loss) or in equity as a component of accumulated other comprehensive income (loss), depending on the nature of the derivative financial instrument and whether it qualifies for hedge accounting. Financial instruments designated as hedges are tested for effectiveness at each reporting period. Realized gains and losses on those contracts that are proven to be effective are reported as a component of the related transaction.

Goodwill

Goodwill is recognized in a business combination if the cost of the acquisition exceeds the fair values of the identifiable net assets acquired. Goodwill is then allocated to the cash generating unit ("CGU") or group of CGUs that are expected to benefit from the synergies of the combination. A CGU is the smallest identifiable group of assets that generates cash inflows which are largely independent of the cash inflows from other assets or groups of assets.

The Company performs goodwill impairment tests on an annual basis as at December 31 each year. In addition, the Company assesses for indicators of impairment at each reporting period end and, if an indicator of impairment is identified, goodwill is tested for impairment at that time. If the carrying value of the CGU or group of CGUs to which goodwill is assigned exceeds its recoverable amount, an impairment loss is recognized. Goodwill impairment losses are not reversed.

The recoverable amount of a CGU or group of CGUs is measured as the higher of value in use and fair value less costs of disposal.

Mining Properties, Plant and Equipment and Mine Development Costs

Mining properties, plant and equipment and mine development costs are recorded at cost, less accumulated amortization and accumulated impairment losses.

Mining Properties

The cost of mining properties includes the fair value attributable to proven and probable mineral reserves and mineral resources acquired in a business combination or asset acquisition, underground mine development costs, deferred stripping, capitalized exploration and evaluation costs and capitalized interest.

Significant payments related to the acquisition of land and mineral rights are capitalized as mining properties at cost. If a mineable ore body is discovered, such costs are amortized to income when production begins, using the units-of-production method, based on estimated proven and probable mineral reserves. If no mineable ore body is discovered, such costs are expensed in the period in which it is determined that the property has no future economic value. Cost components of a specific project that are included in the capital cost of the asset include salaries and wages directly attributable to the project, supplies and materials used in the project, and incremental overhead costs that can be directly attributable to the project.

Assets under construction are not amortized until the end of the construction period or once the production stage is achieved. Upon achieving the production stage, the capitalized construction costs are transferred to the appropriate category of plant and equipment.

Plant and Equipment

Expenditures for new facilities and improvements that can extend the useful lives of existing facilities are capitalized as plant and equipment at cost. The cost of an item of plant and equipment includes: its purchase price, including import duties and non-refundable purchase taxes, after deducting trade discounts and rebates; any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management; and the estimate of the costs of dismantling and removing the item and restoring the site on which it is located other than costs that arise as a consequence of having used the item to produce inventories during the period.

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   33

Amortization of an asset begins when the asset is in the location and condition necessary for it to operate in the manner intended by management. Amortization ceases at the earlier of the date the asset is classified as held for sale or the date the asset is derecognized. Assets under construction are not amortized until the end of the construction period. Amortization is charged according to either the units-of-production method or on a straight-line basis, according to the pattern in which the asset's future economic benefits are expected to be consumed. The amortization method applied to an asset is reviewed at least annually.

Mine Development Costs

Mine development costs incurred after the commencement of production are capitalized when they are expected to have a future economic benefit. Activities that are typically capitalized include costs incurred to build shafts, drifts, ramps, and access corridors which enables the Company to extract ore underground.

The Company records amortization on underground mine development costs on a units-of-production basis based on the estimated tonnage of proven and probable mineral reserves of the identified component of the ore body. The units-of-production method defines the denominator as the total tonnage of proven and probable mineral reserves.

Deferred Stripping

In open pit mining operations, it is necessary to remove overburden and other waste materials to access ore from which minerals can be extracted economically. The process of mining overburden and waste materials is referred to as stripping.

During the development stage of the mine, stripping costs are capitalized as part of the cost of building, developing and constructing the mine and are amortized once the mine has entered the production stage.

During the production stage of a mine, stripping costs are recorded as a part of the cost of inventories unless these costs are expected to provide a future economic benefit and, in such cases, are capitalized to property, plant and mine development.

Production stage stripping costs provide a future economic benefit when:

  •
  It is probable that the future economic benefit (e.g., improved access to the ore body) associated with the stripping activity will flow to the Company;

  •
  The Company can identify the component of the ore body for which access has been improved; and

  •
  The costs relating to the stripping activity associated with that component can be measured reliably.

Capitalized production stage stripping costs are amortized over the expected useful life of the identified component of the ore body that becomes more accessible as a result of the stripping activity.

Borrowing Costs

Borrowing costs are capitalized to qualifying assets. Qualifying assets are assets that take a substantial period of time to prepare for the Company's intended use, which includes projects that are in the exploration and evaluation, development or construction stages.

Borrowing costs attributable to the acquisition, construction or production of qualifying assets are added to the cost of those assets until such time as the assets are substantially ready for their intended use. All other borrowing costs are recognized as finance costs in the period in which they are incurred. Where the funds used to finance a qualifying asset form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to the relevant borrowings during the period.

Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at the inception date, including whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets or whether the arrangement conveys a right to use the asset.

Leasing arrangements that transfer substantially all the risks and rewards of ownership of the asset to the Company are classified as finance leases. Finance leases are recorded as an asset with a corresponding liability at an amount equal to the lower of the fair value of the leased assets and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance costs using the effective interest rate method, whereby a constant rate of interest

34   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

expense is recognized on the balance of the liability outstanding. The interest element of the lease is charged to the consolidated statement of income (loss) as a finance cost. An asset leased under a finance lease is amortized over the shorter of the lease term and its useful life.

All other leases are recognized as operating leases. Operating lease payments are recognized as an operating expense in the consolidated statements of income (loss) on a straight-line basis over the lease term.

Development Stage Expenditures

Development stage expenditures are costs incurred to obtain access to proven and probable mineral reserves and provide facilities for extracting, treating, gathering, transporting and storing the minerals. The development stage of a mine commences when the technical feasibility and commercial viability of extracting the mineral resource has been determined. Costs that are directly attributable to mine development are capitalized as property, plant and mine development to the extent that they are necessary to bring the property to commercial production.

Abnormal costs are expensed as incurred. Indirect costs are included only if they can be directly attributed to the area of interest. General and administrative costs are capitalized as part of the development expenditures when the costs are directly attributed to a specific mining development project.

Commercial Production

A mine construction project is considered to have entered the production stage when the mine construction assets are available for use. In determining whether mine construction assets are considered available for use, the criteria considered include, but are not limited to, the following:

  •
  Completion of a reasonable period of testing mine plant and equipment;

  •
  Ability to produce minerals in saleable form (within specifications); and

  •
  Ability to sustain ongoing production of minerals.

When a mine construction project moves into the production stage, amortization commences, the capitalization of certain mine construction costs ceases and expenditures are either capitalized to inventories or expensed as incurred. Exceptions include costs incurred for additions or improvements to property, plant and mine development and open-pit stripping activities.

Impairment of Long-lived Assets

At the end of each reporting period the Company assesses whether there is any indication that long-lived assets may be impaired. If an indicator of impairment exists, the recoverable amount of the asset is calculated in order to determine if any impairment loss is required. If it is not possible to estimate the recoverable amount of the individual asset, assets are grouped at the CGU level for the purpose of assessing the recoverable amount. An impairment loss is recognized for any excess of the carrying amount of the CGU over its recoverable amount. The impairment loss related to a CGU is first allocated to goodwill and the remaining loss is allocated on a pro-rata basis to the remaining long-lived assets of the CGU based on their carrying amounts.

Any impairment charge that is taken on a long-lived asset except goodwill is reversed if there are subsequent changes in the estimates or significant assumptions that were used to recognize the impairment loss that result in an increase in the recoverable amount of the CGU. If an indicator of impairment reversal has been identified, a recovery should be recognized to the extent the recoverable amount of the asset exceeds its carrying amount. The amount of the reversal is limited to the difference between the current carrying amount and the amount which would have been the carrying amount had the earlier impairment not been recognized and amortization of that carrying amount had continued. Impairments and subsequent reversals are recorded in the consolidated statement of income (loss) in the period in which they occur.

Reclamation Provisions

Asset retirement obligations ("AROs") arise from the acquisition, development and construction of mining properties and plant and equipment due to government controls and regulations that protect the environment on the closure and reclamation of mining properties. The major parts of the carrying amount of AROs relate to tailings and heap leach pad closure and rehabilitation, demolition of buildings and mine facilities, ongoing water treatment and ongoing care and maintenance of closed mines. The Company recognizes an ARO at the time the environmental disturbance occurs or a

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   35

constructive obligation is determined to exist based on the Company's best estimate of the timing and amount of expected cash flows expected to be incurred. When the ARO provision is recognized, the corresponding cost is capitalized to the related item of property, plant and mine development. Reclamation provisions that result from disturbance in the land to extract ore in the current period is included in the cost of inventories.

The timing of the actual environmental remediation expenditures is dependent on a number of factors such as the life and nature of the asset, the operating licence conditions and the environment in which the mine operates. Reclamation provisions are measured at the expected value of future cash flows discounted to their present value using a risk-free interest rate. AROs are adjusted each period to reflect the passage of time (accretion). Accretion expense is recorded in financing costs each period. Upon settlement of an ARO, the Company records a gain or loss if the actual cost differs from the carrying amount of the ARO. Settlement gains/losses are recorded in the consolidated statements of income (loss).

Expected cash flows are updated to reflect changes in facts and circumstances. The principal factors that can cause expected cash flows to change are the construction of new processing facilities, changes in the quantities of material in proven and probable mineral reserves and a corresponding change in the life-of-mine plan, changing ore characteristics that impact required environmental protection measures and related costs, changes in water quality that impact the extent of water treatment required and changes in laws and regulations governing the protection of the environment.

Each reporting period, provisions for AROs are remeasured to reflect any changes to significant assumptions, including the amount and timing of expected cash flows and risk-free interest rates. Changes to the reclamation provision resulting from changes in estimate are added to or deducted from the cost of the related asset, except where the reduction of the reclamation provision exceeds the carrying value of the related assets in which case the asset is reduced to nil and the remaining adjustment is recognized in the consolidated statements of income (loss).

Environmental remediation liabilities ("ERLs") are differentiated from AROs in that they do not arise from environmental contamination in the normal operation of a long-lived asset or from a legal or constructive obligation to treat environmental contamination resulting from the acquisition, construction or development of a long-lived asset. The Company is required to recognize a liability for obligations associated with ERLs arising from past acts. ERLs are measured by discounting the expected related cash flows using a risk-free interest rate. The Company prepares estimates of the timing and amount of expected cash flows when an ERL is incurred. Each reporting period, the Company assesses cost estimates and other assumptions used in the valuation of ERLs to reflect events, changes in circumstances and new information available. Changes in these cost estimates and assumptions have a corresponding impact on the value of the ERL. Any change in the value of ERLs results in a corresponding charge or credit to the consolidated statements of income (loss). Upon settlement of an ERL, the Company records a gain or loss if the actual cost differs from the carrying amount of the ERL in the consolidated statements of income (loss).

Stock-based Compensation

The Company offers equity-settled awards (the employee stock option plan, incentive share purchase plan and restricted share unit plan) to certain employees, officers and directors of the Company.

Employee Stock Option Plan ("ESOP")

The Company's ESOP provides for the granting of options to directors, officers, employees and service providers to purchase common shares. Options have exercise prices equal to the market price on the day prior to the date of grant. The fair value of these options is recognized in the consolidated statements of income (loss) and comprehensive income (loss) or in the consolidated balance sheets if capitalized as part of property, plant and mine development over the applicable vesting period as a compensation cost. Any consideration paid by employees on exercise of options or purchase of common shares is credited to share capital.

Fair value is determined using the Black-Scholes option valuation model, which requires the Company to estimate the expected volatility of the Company's share price and the expected life of the stock options. Limitations with existing option valuation models and the inherent difficulties associated with estimating these variables create difficulties in determining a reliable single measure of the fair value of stock option grants. The cost is recorded over the vesting period of the award to the same expense category of the award recipient's payroll costs and the corresponding entry is recorded in equity. Equity-settled awards are not remeasured subsequent to the initial grant date. The dilutive impact of stock option grants is factored into the Company's reported diluted net income (loss) per share. The stock option expense incorporates an expected forfeiture rate, estimated based on expected employee turnover.

36   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

Incentive Share Purchase Plan ("ISPP")

Under the ISPP, directors (excluding non-executive directors), officers and employees (the participants) of the Company may contribute up to 10% of their basic annual salaries and the Company contributes an amount equal to 50% of each participant's contribution. All common shares subscribed for under the ISPP are issued by the Company.

The Company records an expense equal to its cash contribution to the ISPP. No forfeiture rate is applied to the amounts accrued. Where an employee leaves prior to the vesting date, any accrual for contributions by the Company during the vesting period related to that employee is reversed.

Restricted Share Unit ("RSU") Plan

The RSU plan is open to directors and certain employees including senior executives of the Company. RSUs are measured at fair value at the grant date of the award using the Black-Scholes option valuation model and are re-measured to fair value at each reporting period until settlement. The cost is then recorded over the vesting period of the award. This expense, and any changes in the fair value of the award, is recorded to the same expense category of the award recipient's payroll costs. The cost of the RSUs is recorded within liabilities until settled.

Revenue Recognition

Revenue from mining operations consists of gold revenues, net of smelting, refining, transportation and other marketing charges. Revenues from by-product metal sales are shown net of smelter charges as part of revenues from mining operations.

Revenue from the sale of gold and silver is recognized when the following conditions have been met:

  •
  The Company has transferred to the buyer the significant risks and rewards of ownership;

  •
  The Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

  •
  The amount of revenue can be measured reliably;

  •
  It is probable that the economic benefits associated with the transaction will flow to the Company; and

  •
  The costs incurred or to be incurred in respect of the transaction can be measured reliably.

Revenue from gold and silver in the form of dore bars is recorded when the refined gold or silver is sold and delivered to the customer. Generally, all of the gold and silver in the form of dore bars recovered in the Company's milling process is sold in the period in which it is produced.

Under the terms of the Company's concentrate sales contracts with third-party smelters, final prices for the metals contained in the concentrate are determined based on the prevailing spot market metal prices on a specified future date, which is established as of the date that the concentrate is delivered to the smelter. The Company records revenues under these contracts based on forward prices at the time of delivery, which is when the risks and rewards of ownership of the concentrate passes to the third-party smelters. The terms of the contracts result in differences between the recorded estimated price at delivery and the final settlement price. These differences are adjusted through revenue at each subsequent financial statement date.

Income Taxes

Current tax and deferred tax expenses are recognized in the consolidated statements of income (loss) except to the extent that they relate to a business combination, or to items recognized directly in equity or in other comprehensive income (loss).

Current tax expense is based on substantively enacted statutory tax rates and laws at the consolidated balance sheet date.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the tax basis of such assets and liabilities measured using tax rates and laws that are substantively enacted at the consolidated balance sheet date and effective for the reporting period when the temporary differences are expected to reverse.

Deferred taxes are not recognized where:

  •
  The deferred tax liability arises from the initial recognition of goodwill;

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   37

  •
  The deferred tax asset or liability arises on the initial recognition of an asset or liability in an acquisition that is not a business combination and, at the time of the acquisition, affects neither the accounting profit nor taxable profit or loss; and

  •
  For temporary differences relating to investments in subsidiaries and jointly controlled entities to the extent that the Company can control the timing of the temporary difference and it is probable that they will not reverse in the foreseeable future.

Deferred tax assets are recognized for unused losses carried forward and deductible temporary differences to the extent that it is probable that future taxable profit will be available against which they can be utilized except as noted above.

At each reporting period, previously unrecognized deferred tax assets are reassessed to determine whether it has become probable that future taxable profit will allow the deferred tax assets to be recovered.

Recently Adopted and Recently Issued Accounting Pronouncements and Developments

See note 3 to the Company's consolidated financial statements for recently issued accounting pronouncements and developments.

Mineral Reserve Data

The scientific and technical information set out in this MD&A has been approved by the following "qualified persons" as defined under the CSA's National Instrument 43-101 Standards of Disclosure for Mineral Properties: mineral reserves and mineral resources (other than for the Canadian Malartic mine) – Daniel Doucet, ing., Senior Corporate Director, Reserve Development; mineral reserves and mineral resources (for the Canadian Malartic mine) – Donald Gervais, ing., Director of Technical Services at Canadian Malartic Corporation; environmental – Louise Grondin, P.Eng., Senior Vice-President, Environment and Sustainable Development; mining operations, Southern Business – Tim Haldane, P.Eng., Senior Vice-President, Operations – USA & Latin America; metallurgy – Paul Cousin, ing., Vice-President, Metallurgy; and mining operations, Northern Business – Christian Provencher, ing., Vice-President, Canada. The Company's mineral reserves estimate was derived from internally generated data or geology reports. Four of the Company's reserve and resource estimates (Kittila, Meliadine, Pinos Altos and La India) have been audited by independent consultants.

The assumptions used for the mineral reserve estimates at all mines and projects reported in this MD&A (except the Canadian Malartic mine) as at December 31, 2014 are $1,150 per ounce gold, $18.00 per ounce silver, $1.00 per pound zinc, $3.00 per pound copper, $0.91 per pound lead and exchange rates of C$1.08 per US$1.00, €0.77 per US$1.00 and 13.00 Mexican pesos per $1.00.

For the Canadian Malartic mine, the Company has reported its attributable mineral reserve estimates as at June 16, 2014 in the Mineral Reserve Estimates for the Canadian Malartic Property as filed with Canadian securities regulatory authorities on SEDAR on August 13, 2014, adjusted for attributable 2014 production. The assumptions used for the mineral reserve estimates reported in this MD&A for the Canadian Malartic mine as at December 31, 2014 are $1,300 per ounce gold and an exchange rate of C$1.10 per US$1.00.

38   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

Proven and Probable Mineral Reserves by Property(i)	Tonnes	Gold Grade (Grams per Tonne)	Contained Gold (Ounces)(ii)

Proven Mineral Reserves

LaRonde mine	4,460,000	3.76	538,000

Lapa mine	832,000	5.87	157,000

Goldex mine	203,000	1.70	11,000

Meadowbank mine	1,090,000	1.50	53,000

Canadian Malartic mine	24,969,000	0.92	736,000

Meliadine project	34,000	7.31	8,000

Kittila mine	921,000	4.41	131,000

Pinos Altos mine	2,441,000	3.27	257,000

Creston Mascota deposit at Pinos Altos	187,000	0.76	5,000

La India mine	99,000	0.53	2,000

Total Proven Mineral Reserves	35,236,000	1.67	1,898,000

Probable Mineral Reserves

LaRonde mine	16,072,000	5.60	2,893,000

Lapa mine	74,000	5.50	13,000

Goldex mine	6,893,000	1.49	329,000

Meadowbank mine	10,705,000	3.24	1,116,000

Canadian Malartic mine	101,978,000	1.10	3,593,000

Meliadine project	13,910,000	7.44	3,327,000

Kittila mine	27,614,000	4.95	4,393,000

Pinos Altos mine	15,788,000	2.97	1,506,000

Creston Mascota deposit at Pinos Altos	5,657,000	1.27	231,000

La India mine	24,783,000	0.85	677,000

Total Probable Mineral Reserves	223,474,000	2.52	18,078,000

Total Proven and Probable Mineral Reserves	258,710,000	2.40	19,976,000

Notes:

(i)
Complete information on the verification procedures, the quality assurance program, quality control procedures, operating and capital cost assumptions, parameters and methods and other factors that may materially affect scientific and technical information presented in this MD&A and definition of certain terms used herein may be found in: the AIF under the caption "Information on Mineral Reserves and Mineral Resources of the Company"; the 2005 LaRonde Mineral Resource & Mineral Reserve Estimate filed with Canadian securities regulatory authorities on SEDAR on March 23, 2005; the Technical Report on the Lapa Gold Project filed with Canadian securities regulatory authorities on SEDAR on June 8, 2006; the Technical Report on the December 31, 2009 Mineral Reserve and Mineral Resource Estimate and the Suuri Extension Project, Kittila Mine, Finland filed with the Canadian securities regulatory authorities on SEDAR on March 4, 2010; the Technical Report on the Mineral Resources and Mineral Reserves at Meadowbank Gold Mine, Nunavut, Canada as at December 31, 2011 filed with Canadian securities regulatory authorities on SEDAR on March 23, 2012; the Pinos Altos Gold-Silver Mining Project, Chihuahua State, Mexico, Technical Report on Mineral Resources and Reserves as of December 31, 2008 filed with Canadian securities regulatory authorities on March 25, 2009; the Technical Report on the December 31, 2010 Mineral Resource and Mineral Reserve Estimate, Meliadine Gold Project, Nunavut, Canada filed with Canadian securities regulatory authorities on SEDAR on March 8, 2011; the Technical Report on the June 30, 2012 Update of the Mineral Resources and Mineral Reserves, La India Gold Project, Municipality of Sahuaripa, Sonora, Mexico dated August 31, 2012 filed with Canadian securities regulatory authorities on SEDAR on October 12, 2012; the Technical Report on Restatement of the Mineral Resources at Goldex Mine, Quebec, Canada as at October 19, 2011 filed with Canadian securities regulatory authorities on SEDAR on December 5, 2011; the Technical Report on Production of the M and E Zones at Goldex Mine dated October 14, 2012 filed with the Canadian securities regulatory authorities on SEDAR on November 1, 2012 and the Technical Report on the Mineral Resource and Mineral Reserve Estimates for the Canadian Malartic Property as at June 16, 2014 filed with Canadian securities regulatory authorities on SEDAR on August 13, 2014.

(ii)
Total contained gold ounces does not include equivalent gold ounces for the by-product metals contained in the mineral reserves.

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   39

Non-GAAP Financial Performance Measures

This MD&A presents certain financial performance measures, including adjusted net income, total cash costs per ounce of gold produced (on both a by-product and co-product basis), minesite costs per tonne and all-in sustaining costs per ounce of gold produced, that are not recognized measures under IFRS. This data may not be comparable to data presented by other gold producers. Non-GAAP financial performance measures should be considered together with other data prepared in accordance with IFRS.

Adjusted Net Income

Adjusted net income is not a recognized measure under IFRS and this data may not be comparable to data presented by other gold producers. This measure is calculated by adjusting net income (loss) as recorded in the consolidated statements of income (loss) and comprehensive income (loss) for non-recurring, unusual and other items. The Company believes that this generally accepted industry measure allows the evaluation of the results of continuing operations and is useful in making comparisons between periods. Adjusted net income is intended to provide investors with information about the Company's continuing income generating capabilities. Management uses this measure to monitor and plan for the operating performance of the Company in conjunction with other data prepared in accordance with IFRS.

	2014	2013	2012

	(IFRS)	(IFRS)	(US GAAP)(i)
	(thousands of United States dollars)
Net income (loss) for the period – basic	$82,970	$(686,705)	$310,916

Net income (loss) for the period – diluted	$75,625	$(686,705)	$310,916

Impairment loss on available-for-sale securities	15,763	32,476	12,732

Gain on sale of available-for-sale securities	(5,635)	(74)	(9,733)

Foreign currency translation loss	3,781	1,769	16,320

Stock options expense	20,092	26,398	33,792

Mark-to-market (gain) loss on warrants	(3,426)	488	1,295

Loss on settlement of warrants	4,263	2,827	50

Mark-to-market gain on convertible debentures issued by Osisko(ii)	(7,995)	–	–

Impairment loss (net of tax)	–	748,157	–

Income and mining taxes adjustments	23,323	44,256	–

Other	11,151	18,050	6,311

Adjusted net income for the period – basic	$144,287	$187,642	$371,683

Adjusted net income for the period – diluted	$144,937	$187,642	$371,683

Net income (loss) per share – basic	$0.43	$(3.97)	$1.82

Net income (loss) per share – diluted	$0.39	$(3.97)	$1.81

Adjusted net income per share – basic	$0.74	$1.09	$2.17

Adjusted net income per share – diluted	$0.74	$1.09	$2.17

Notes:

(i)
As the year ended December 31, 2012 occurred prior to the Company's January 1, 2013 US GAAP to IFRS transition date, adjusted net income data has been presented in accordance with US GAAP for this period.

(ii)
Adjustment for mark-to-market gain on convertible debentures issued by Osisko (now an obligation of Canadian Malartic GP) is excluded from the calculation of adjusted net income for the year on a diluted basis as it is already incorporated in the calculation of net income for the year on a diluted basis.

40   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

Total Cash Costs per Ounce of Gold Produced and Minesite Costs per Tonne

The Company believes that total cash costs per ounce of gold produced and minesite costs per tonne are realistic indicators of operating performance and are useful in allowing year over year comparisons. However, both of these non-GAAP generally accepted industry measures should be considered together with other data prepared in accordance with IFRS. These measures, taken by themselves, are not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS.

Total cash costs per ounce of gold produced is presented on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before by-product metal revenues). Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the consolidated statements of income (loss) and comprehensive income (loss) for by-product revenues, unsold concentrate inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. Total cash costs per ounce of gold produced is intended to provide information about the cash generating capabilities of the Company's mining operations. Management also uses these measures to monitor the performance of the Company's mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash cost per ounce of gold produced on a by-product basis measure allows management to assess a mine's cash generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs per ounce of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne (discussed below) as well as other data prepared in accordance with IFRS. Management also performs sensitivity analyses in order to quantify the effects of fluctuating exchange rates and metal prices.

Agnico Eagle's primary business is gold production and the focus of its current operations and future development is on maximizing returns from gold production, with other metal production being incidental to the gold production process. Accordingly, all metals other than gold are considered by-products.

Total cash costs per ounce of gold produced is presented on a by-product basis because (i) the majority of the Company's revenues are gold revenues, (ii) the Company mines ore, which contains gold, silver, zinc, copper and other metals, (iii) it is not possible to specifically assign all costs to revenues from the gold, silver, zinc, copper and other metals the Company produces, and (iv) it is the method used by management and the Board to monitor operations.

Minesite costs per tonne is calculated by adjusting production costs as shown in the consolidated statements of income (loss) and comprehensive income (loss) for unsold concentrate inventory production costs and other adjustments and then dividing by tonnes of ore processed. As the total cash costs per ounce of gold produced measure can be impacted by fluctuations in by-product metal prices and exchange rates, management believes that the minesite costs per tonne measure provides additional information regarding the performance of mining operations. Management is aware that this per tonne measure of performance can be impacted by fluctuations in production levels and compensates for this inherent limitation by using this measure in conjunction with production costs prepared in accordance with IFRS.

Total cash costs per ounce of gold produced and minesite costs per tonne have been restated to conform with IFRS for all reported periods.

The following tables set out a reconciliation of total cash costs per ounce of gold produced (on both a by-product basis and co-product basis) and minesite costs per tonne to production costs, exclusive of amortization, as presented in the consolidated statements of income (loss) and comprehensive income (loss) in accordance with IFRS.

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   41

Total Production Costs by Mine

	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012

	(IFRS)	(IFRS)	(US GAAP)(i)
	(thousands of United States dollars)
Production costs per the consolidated statements of income (loss) and comprehensive income (loss)	$1,004,559	$866,082	$897,712

LaRonde mine	188,736	228,640	225,647

Lapa mine	61,056	69,371	73,376

Goldex mine(ii)	64,836	15,339	–

Meadowbank mine	270,824	318,414	347,710

Canadian Malartic mine(iii)	113,916	–	–

Kittila mine(iv)	116,893	97,934	98,037

Pinos Altos mine	123,342	116,959	128,618

Creston Mascota deposit at Pinos Altos(v)	28,007	19,425	24,324

La India mine(vi)	36,949	–	–

Total	$1,004,559	$866,082	$897,712

Reconciliation of Production Costs to Total Cash Costs per Ounce of Gold Produced(vii) by Mine

LaRonde Mine – Total Cash Costs per Ounce of Gold Produced(vii)	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012

	(IFRS)	(IFRS)	(US GAAP)(i)
	(thousands of United States dollars, except as noted)
Production costs	$188,736	$228,640	$225,647

Adjustments:

Inventory and other adjustments(viii)	27,070	31,855	51,322

Cash operating costs (co-product basis)	$215,806	$260,495	$276,969

By-product metal revenues	(79,015)	(121,035)	(185,387)

Cash operating costs (by-product basis)	$136,791	$139,460	$91,582

Gold production (ounces)	204,652	181,781	160,875

Total cash costs per ounce of gold produced ($ per ounce)(vii):

Co-product basis	$1,055	$1,433	$1,722

By-product basis	$668	$767	$569

42   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

Lapa Mine – Total Cash Costs per Ounce of Gold Produced(vii)	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012

	(IFRS)	(IFRS)	(US GAAP)(i)
	(thousands of United States dollars, except as noted)
Production costs	$61,056	$69,371	$73,376

Adjustments:

Inventory and other adjustments(viii)	750	(1,105)	716

Cash operating costs (co-product basis)	$61,806	$68,266	$74,092

By-product metal revenues	(61)	(22)	(84)

Cash operating costs (by-product basis)	$61,745	$68,244	$74,008

Gold production (ounces)	92,622	100,730	106,191

Total cash costs per ounce of gold produced ($ per ounce)(vii):

Co-product basis	$667	$678	$698

By-product basis	$667	$677	$697

Goldex Mine – Total Cash Costs per Ounce of Gold Produced(ii)(vii)	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012

	(IFRS)	(IFRS)	(US GAAP)(i)
	(thousands of United States dollars, except as noted)
Production costs	$64,836	$15,339	$–

Adjustments:

Inventory and other adjustments(viii)	(720)	1,924	–

Cash operating costs (co-product basis)	$64,116	$17,263	$–

By-product metal revenues	(20)	(3)	–

Cash operating costs (by-product basis)	$64,096	$17,260	$–

Gold production (ounces)	100,433	19,305	–

Total cash costs per ounce of gold produced ($ per ounce)(vii):

Co-product basis	$638	$894	$–

By-product basis	$638	$894	$–

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   43

Meadowbank Mine – Total Cash Costs per Ounce of Gold Produced(vii)	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012

	(IFRS)	(IFRS)	(US GAAP)(i)
	(thousands of United States dollars, except as noted)
Production costs	$270,824	$318,414	$347,710

Adjustments:

Inventory and other adjustments(viii)	2,688	(4,601)	(10,729)

Cash operating costs (co-product basis)	$273,512	$313,813	$336,981

By-product metal revenues	(2,420)	(2,343)	(2,757)

Cash operating costs (by-product basis)	$271,092	$311,470	$334,224

Gold production (ounces)	452,877	430,613	366,030

Total cash costs per ounce of gold produced ($ per ounce)(vii):

Co-product basis	$604	$729	$921

By-product basis	$599	$723	$913

Canadian Malartic Mine – Total Cash Costs per Ounce of Gold Produced(iii)(vii)	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012

	(IFRS)	(IFRS)	(US GAAP)(i)
	(thousands of United States dollars, except as noted)
Production costs	$113,916	$–	$–

Adjustments:

Inventory and other adjustments(viii)	(10,862)	–	–

Cash operating costs (co-product basis)	$103,054	$–	$–

By-product metal revenues	(2,771)

Cash operating costs (by-product basis)	$100,283	$–	$–

Gold production (ounces)	143,008	–	–

Total cash costs per ounce of gold produced ($ per ounce)(vii):

Co-product basis	$721	$–	$–

By-product basis	$701	$–	$–

44   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

Kittila Mine – Total Cash Costs per Ounce of Gold Produced(iv)(vii)	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012

	(IFRS)	(IFRS)	(US GAAP)(i)
	(thousands of United States dollars, except as noted)
Production costs	$116,893	$97,934	$98,037

Adjustments:

Inventory and other adjustments(iv)(viii)	3,051	(13,442)	1,628

Cash operating costs (co-product basis)	$119,944	$84,492	$99,665

By-product metal revenues	(124)	(125)	(223)

Cash operating costs (by-product basis)	$119,820	$84,367	$99,442

Gold production (ounces)	141,742	141,031	175,878

Total cash costs per ounce of gold produced ($ per ounce)(vii):

Co-product basis	$846	$599	$567

By-product basis	$845	$598	$565

Pinos Altos Mine – Total Cash Costs per Ounce of Gold Produced(vii)	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012

	(IFRS)	(IFRS)	(US GAAP)(i)
	(thousands of United States dollars, except as noted)
Production costs	$123,342	$116,959	$128,618

Adjustments:

Inventory and other adjustments(viii)	(581)	2,473	(7,911)

Cash operating costs (co-product basis)	$122,761	$119,432	$120,707

By-product metal revenues	(31,643)	(51,773)	(70,057)

Cash operating costs (by-product basis)	$91,118	$67,659	$50,650

Gold production (ounces)	171,019	181,773	183,662

Total cash costs per ounce of gold produced ($ per ounce)(vii):

Co-product basis	$718	$657	$657

By-product basis	$533	$372	$276

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   45

Creston Mascota deposit at Pinos Altos – Total Cash Costs per Ounce of Gold Produced(v)(vii)	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012

	(IFRS)	(IFRS)	(US GAAP)(i)
	(thousands of United States dollars, except as noted)
Production costs	$28,007	$19,425	$24,324

Adjustments:

Inventory and other adjustments(v)(viii)	1,232	(2,289)	(6,673)

Cash operating costs (co-product basis)	$29,239	$17,136	$17,651

By-product metal revenues	(1,574)	(795)	(2,144)

Cash operating costs (by-product basis)	$27,665	$16,341	$15,507

Gold production (ounces)	47,842	32,120	47,615

Total cash costs per ounce of gold produced ($ per ounce)(vii):

Co-product basis	$611	$534	$371

By-product basis	$578	$509	$326

La India Mine – Total Cash Costs per Ounce of Gold Produced(vi)(vii)	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012

	(IFRS)	(IFRS)	(US GAAP)(i)
	(thousands of United States dollars, except as noted)
Production costs	$36,949	$–	$–

Adjustments:

Inventory and other adjustments(viii)	1,172	–	–

Cash operating costs (co-product basis)	$38,121	$–	$–

By-product metal revenues	(3,230)

Cash operating costs (by-product basis)	$34,891	$–	$–

Gold production (ounces)	71,601	–	–

Total cash costs per ounce of gold produced ($ per ounce)(vii):

Co-product basis	$532	$–	$–

By-product basis	$487	$–	$–

46   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

Reconciliation of Production Costs to Minesite Costs per Tonne(ix) by Mine

LaRonde Mine – Minesite Costs per Tonne(ix)		Year Ended December 31, 2014		Year Ended December 31, 2013		Year Ended December 31, 2012

		(IFRS)		(IFRS)		(US GAAP)(i)
		(thousands of United States dollars, except as noted)
Production costs		$188,736		$228,640		$225,647

Inventory and other adjustments(x)		(1,511)		(6,259)		(1,437)

Minesite operating costs		$187,225		$222,381		$224,210

Minesite operating costs (thousands of C$)	C$	206,858	C$	229,004	C$	225,159

Tonnes of ore milled (thousands of tonnes)		2,085		2,319		2,359

Minesite costs per tonne (C$)(ix)	C$	99	C$	99	C$	95

Lapa Mine – Minesite Costs per Tonne(ix)		Year Ended December 31, 2014		Year Ended December 31, 2013		Year Ended December 31, 2012

		(IFRS)		(IFRS)		(US GAAP)(i)
		(thousands of United States dollars, except as noted)
Production costs		$61,056		$69,371		$73,376

Inventory and other adjustments(x)		545		(1,216)		245

Minesite operating costs		$61,601		$68,155		$73,621

Minesite operating costs (thousands of C$)	C$	68,128	C$	70,194	C$	73,813

Tonnes of ore milled (thousands of tonnes)		639		640		641

Minesite costs per tonne (C$)(ix)	C$	107	C$	110	C$	115

Goldex Mine – Minesite Costs per Tonne(ii)(ix)		Year Ended December 31, 2014		Year Ended December 31, 2013		Year Ended December 31, 2012

		(IFRS)		(IFRS)		(US GAAP)(i)
		(thousands of United States dollars, except as noted)
Production costs		$64,836		$15,339		$–

Inventory and other adjustments(x)		(797)		1,895		–

Minesite operating costs		$64,039		$17,234		$–

Minesite operating costs (thousands of C$)	C$	70,728	C$	18,093	C$	–

Tonnes of ore milled (thousands of tonnes)		2,117		492		–

Minesite costs per tonne (C$)(ix)	C$	33	C$	37	C$	–

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   47

Meadowbank Mine – Minesite Costs per Tonne(ix)		Year Ended December 31, 2014		Year Ended December 31, 2013		Year Ended December 31, 2012

		(IFRS)		(IFRS)		(US GAAP)(i)
		(thousands of United States dollars, except as noted)
Production costs		$270,824		$318,414		$347,710

Inventory and other adjustments(x)		2,539		(5,222)		(12,009)

Minesite operating costs		$273,363		$313,192		$335,701

Minesite operating costs (thousands of C$)	C$	300,635	C$	322,677	C$	336,431

Tonnes of ore milled (thousands of tonnes)		4,129		4,143		3,821

Minesite costs per tonne (C$)(ix)	C$	73	C$	78	C$	88

Canadian Malartic Mine – Minesite Costs per Tonne(iii)(ix)		Year Ended December 31, 2014		Year Ended December 31, 2013		Year Ended December 31, 2012

		(IFRS)		(IFRS)		(US GAAP)(i)
		(thousands of United States dollars, except as noted)
Production costs		$113,916		$–		$–

Inventory and other adjustments(x)		(11,656)		–		–

Minesite operating costs		$102,260		$–		$–

Minesite operating costs (thousands of C$)	C$	113,818	C$	–	C$	–

Tonnes of ore milled (thousands of tonnes)		5,263		–		–

Minesite costs per tonne (C$)(ix)	C$	22	C$	–	C$	–

Kittila Mine – Minesite Costs per Tonne(iv)(ix)	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012

	(IFRS)	(IFRS)	(US GAAP)(i)
	(thousands of United States dollars, except as noted)
Production costs	$116,893	$97,934	$98,037

Inventory and other adjustments(iv)(x)	2,560	(13,848)	1,018

Minesite operating costs	$119,453	$84,086	$99,055

Minesite operating costs (thousands of €)	€89,987	€64,102	€75,305

Tonnes of ore milled (thousands of tonnes)	1,156	883	1,090

Minesite costs per tonne (€)(ix)	€78	€73	€69

48   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

Pinos Altos Mine – Minesite Costs per Tonne(ix)	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012

	(IFRS)	(IFRS)	(US GAAP)(i)
	(thousands of United States dollars, except as noted)
Production costs	$123,342	$116,959	$128,618

Inventory and other adjustments(x)	(2,376)	(821)	(10,152)

Minesite operating costs	$120,966	$116,138	$118,466

Tonnes of ore processed (thousands of tonnes)	2,520	2,726	2,862

Minesite costs per tonne (US$)(ix)	$48	$43	$41

Creston Mascota deposit at Pinos Altos – Minesite Costs per Tonne(v)(ix)	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012

	(IFRS)	(IFRS)	(US GAAP)(i)
	(thousands of United States dollars, except as noted)
Production costs	$28,007	$19,425	$24,324

Inventory and other adjustments(v)(x)	870	(2,564)	(7,058)

Minesite operating costs	$28,877	$16,861	$17,266

Tonnes of ore processed (thousands of tonnes)	1,794	1,023	1,454

Minesite costs per tonne (US$)(ix)	$16	$16	$12

La India Mine – Minesite Costs per Tonne(vi)(ix)	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012

	(IFRS)	(IFRS)	(US GAAP)(i)
	(thousands of United States dollars, except as noted)
Production costs	$36,949	$–	$–

Inventory and other adjustments(x)	778	–	–

Minesite operating costs	$37,727	$–	$–

Tonnes of ore processed (thousands of tonnes)	4,442	–	–

Minesite costs per tonne (US$)(ix)	$8	$–	$–

Notes:

(i)
As the year ended December 31, 2012 occurred prior to the Company's January 1, 2013 US GAAP to IFRS transition date, data has been presented in accordance with US GAAP.

(ii)
The Goldex mine's M and E Zones achieved commercial production on October 1, 2013.

(iii)
On June 16, 2014, Agnico Eagle and Yamana jointly acquired 100.0% of Osisko by way of the Arrangement. As a result of the Arrangement, Agnico Eagle and Yamana each indirectly own 50.0% of Osisko (now Canadian Malartic Corporation) and Canadian Malartic GP, which now holds the Canadian Malartic mine. The information set out in this table reflects the Company's 50.0% interest in the Canadian Malartic mine.

(iv)
The calculations of total cash costs per ounce of gold produced and minesite costs per tonne exclude the Kittila mine's results for the second quarter of 2013. Due to an extended maintenance shutdown, the Kittila mine only operated for 14 days during the second quarter of 2013. The Kittila mine incurred $18,159 in production costs during the second quarter of 2013, which were removed from the calculation of total cash costs per ounce of gold produced and minesite costs per tonne by means of the inventory and other adjustments line in their respective reconciliation tables.

(v)
The calculations of total cash costs per ounce of gold produced and minesite costs per tonne exclude the Creston Mascota deposit at Pinos Altos' results for the fourth quarter of 2012 and first quarter of 2013 due to the temporary suspension of active leaching between October 1, 2012 and March 13, 2013. The Creston Mascota deposit at Pinos Altos incurred $6,439 in production costs during the fourth quarter of 2012 and $3,117 in production costs during the first quarter of 2013, which were removed from the calculation of total cash costs per ounce of gold produced and minesite costs per tonne by means of the inventory and other adjustments line in their respective reconciliation tables.

(vi)
The La India mine achieved commercial production on February 1, 2014. 3,492 ounces of payable gold production were excluded from the calculation of total cash costs per ounce of gold produced in the first quarter of 2014 as they were produced prior to the achievement of commercial production.

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   49

(vii)
Total cash costs per ounce of gold produced is not a recognized measure under IFRS or US GAAP and this data may not be comparable to data presented by other gold producers. Total cash costs per ounce of gold produced is presented on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before by-product metal revenues). Under IFRS, total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the consolidated statements of income (loss) for by-product metal revenues, unsold concentrate inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. Under US GAAP, total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the consolidated statements of income (loss) for by-product metal revenues, unsold concentrate inventory production costs, non-cash reclamation provisions, deferred stripping costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. The Company believes that these generally accepted industry measures provide a realistic indication of operating performance and provide useful comparison points between periods. Total cash costs per ounce of gold produced is intended to provide information about the cash generating capabilities of the Company's mining operations. Management also uses these measures to monitor the performance of the Company's mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine's cash generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne (discussed below) as well as other data prepared in accordance with IFRS and US GAAP. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

(viii)
Under the Company's revenue recognition policy, revenue is recognized on concentrates when legal title passes. As total cash costs per ounce of gold produced are calculated on a production basis, an inventory adjustment is made to reflect the sales margin on the portion of concentrate production not yet recognized as revenue. Other adjustments include the addition of smelting, refining and marketing charges to production costs, as well as the production costs referenced in notes (iv) and (v) above. Under US GAAP, this adjustment also includes deferred stripping costs and non-cash reclamation provision.

(ix)
Minesite costs per tonne is not a recognized measure under IFRS or US GAAP and this data may not be comparable to data presented by other gold producers. Under IFRS, this measure is calculated by adjusting production costs as shown in the consolidated statements of income (loss) for unsold concentrate inventory production costs, and then dividing by tonnes of ore milled. Under US GAAP, this measure is calculated by adjusting production costs as shown in the consolidated statements of income (loss) for unsold concentrate inventory production costs, non-cash reclamation provisions, deferred stripping costs, and then dividing by tonnes of ore milled. As the total cash costs per ounce of gold produced measure can be impacted by fluctuations in by-product metal prices and exchange rates, management believes that the minesite costs per tonne measure provides additional information regarding the performance of mining operations, eliminating the impact of varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure of performance can be impacted by fluctuations in processing levels and compensates for this inherent limitation by using this measure in conjunction with production costs prepared in accordance with IFRS and US GAAP.

(x)
This inventory and other adjustment reflects production costs associated with unsold concentrates, as well as the production cost adjustments referenced in notes (iv) and (v) above. Under US GAAP, this adjustment also includes deferred stripping costs and non-cash reclamation provision.

All-in Sustaining Costs per Ounce of Gold Produced

All-in sustaining costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data presented by other gold producers. The Company believes that this measure provides information about operating performance. However, this non-GAAP measure should be considered together with other data prepared in accordance with IFRS as it is not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS.

Based on the recommendations of the World Gold Council made in 2013, the Company has modified its calculation of all-in sustaining costs per ounce of gold produced for 2014. All-in sustaining costs per ounce of gold produced is presented on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before by-product metal revenues). All-in sustaining costs per ounce of gold produced on a by-product basis is calculated as the aggregate of total cash costs per ounce of gold produced on a by-product basis and sustaining capital expenditures (including capitalized exploration), general and administrative expenses (including stock options) and non-cash reclamation provision expense per ounce of gold produced. All-in sustaining costs per ounce of gold produced on a co-product basis is calculated in the same manner as all-in sustaining costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made to total cash costs per ounce of gold produced. The calculation of all-in sustaining costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals.

Prior to modifying its calculation of all-in sustaining costs per ounce of gold produced for 2014 based on the recommendations of the World Gold Council, the Company calculated all-in sustaining costs per ounce of gold produced on a by-product basis as the aggregate of total cash costs per ounce of gold produced on a by-product basis and sustaining capital expenditures, general and administrative expenses (net of stock options) and exploration and corporate development expenses (excluding greenfield exploration) per ounce of gold produced. All-in sustaining costs per ounce of gold produced on a co-product basis would have been calculated in the same manner as all-in sustaining costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues, net of smelting, refining and marketing charges would have been made to total cash costs per ounce of gold produced.

50   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

The following table sets out a reconciliation of production costs to all-in sustaining costs per ounce of gold produced for 2014 on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before by-product metal revenues).

Reconciliation of Production Costs to All-in Sustaining Costs per Ounce of Gold Produced

(United States dollars per ounce of gold produced, except where noted)	Year Ended December 31, 2014

Production costs per the consolidated statements of income (loss) and comprehensive income (loss) (thousands of United States dollars)	$1,004,559

Adjusted gold production (ounces)(i)	1,425,796

Production costs per ounce of adjusted gold production(i)	$705

Adjustments:

Inventory and other adjustments(ii)	16

Total cash costs per ounce of gold produced (co-product basis)(iii)	$721

By-product metal revenues	(84)

Total cash costs per ounce of gold produced (by-product basis)(iii)	$637

Adjustments:

Sustaining capital expenditures (including capitalized exploration)	230

General and administrative expenses (including stock options)	83

Non-cash reclamation provision	4

All-in sustaining costs per ounce of gold produced (by-product basis)	$954

By-product metal revenues	84

All-in sustaining costs per ounce of gold produced (co-product basis)	$1,038

Notes:

(i)
The La India mine achieved commercial production on February 1, 2014. 3,492 ounces of payable gold production were excluded from the calculation of total cash costs per ounce of gold produced in the first quarter of 2014 as they were produced prior to the achievement of commercial production.

(ii)
Under the Company's revenue recognition policy, revenue is recognized on concentrates when legal title and risk is transferred. As total cash costs per ounce of gold produced are calculated on a production basis, this inventory adjustment reflects the sales margin on the portion of concentrate production not yet recognized as revenue. Other adjustments include the addition of smelting, refining and marketing charges to production costs.

(iii)
Total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data presented by other gold producers. Total cash costs per ounce of gold produced is presented on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before by-product metal revenues). Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the consolidated statements of income (loss) and comprehensive income (loss) for by-product metal revenues, unsold concentrate inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. The Company believes that these generally accepted industry measures provide a realistic indication of operating performance and provide useful comparison points between periods. Total cash costs per ounce of gold produced is intended to provide information about the cash generating capabilities of the Company's mining operations. Management also uses these measures to monitor the performance of the Company's mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine's cash generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne as well as other data prepared in accordance with IFRS. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   51

SUMMARIZED QUARTERLY DATA
(thousands of United States dollars, except where noted)

	Three Months Ended

	March 31, 2014	June 30, 2014	September 30, 2014	December 31, 2014	Total 2014

Operating margin(i):

Revenues from mining operations	$491,767	$438,521	$463,388	$503,090	$1,896,766

Production costs	218,066	229,383	269,793	287,317	1,004,559

Total operating margin(i)	273,701	209,138	193,595	215,773	892,207

Operating margin(i) by mine:

Northern Business

LaRonde mine	45,425	26,402	14,696	33,535	120,058

Lapa mine	15,340	9,050	13,748	16,060	54,198

Goldex mine	9,525	13,283	17,237	20,693	60,738

Meadowbank mine	123,961	88,728	52,504	39,839	305,032

Canadian Malartic mine(ii)	–	3,668	33,224	39,092	75,984

Kittila mine	19,003	14,184	12,128	14,312	59,627

Southern Business

Pinos Altos mine	39,064	33,417	28,837	27,123	128,441

Creston Mascota deposit at Pinos Altos	7,714	7,428	8,032	8,392	31,566

La India mine(iii)	13,669	12,978	13,189	16,727	56,563

Total operating margin(i)	273,701	209,138	193,595	215,773	892,207

Amortization of property, plant and mine development	83,481	93,656	117,396	139,095	433,628

Exploration, corporate and other	43,502	81,665	69,884	74,390	269,441

Income before income and mining taxes	146,718	33,817	6,315	2,288	189,138

Income and mining taxes	43,661	17,571	21,365	23,571	106,168

Net income (loss) for the period	$103,057	$16,246	$(15,050)	$(21,283)	$82,970

Net income (loss) per share – basic (US$)	$0.59	$0.09	$(0.07)	$(0.10)	$0.43

Net income (loss) per share – diluted (US$)	$0.59	$0.09	$(0.10)	$(0.12)	$0.39

Cash flows:

Cash provided by operating activities	$250,396	$182,728	$71,244	$163,956	$668,324

Cash used in investing activities	$(108,288)	$(488,543)	$(131,662)	$(123,126)	$(851,619)

Cash (used in) provided by financing activities	$(98,086)	$381,950	$(35,943)	$(18,685)	$229,236

Realized prices (US$):

Gold (per ounce)	$1,308	$1,291	$1,249	$1,202	$1,261

Silver (per ounce)	$20.62	$19.45	$17.72	$15.60	$18.27

Zinc (per tonne)	$2,027	$2,142	$2,365	$2,216	$2,224

Copper (per tonne)	$6,386	$6,893	$7,500	$5,961	$6,596

52   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

Payable production(iv):

Gold (ounces):

Northern Business

LaRonde mine	59,352	48,494	37,490	59,316	204,652

Lapa mine	23,409	18,821	24,781	25,611	92,622

Goldex mine	19,430	23,929	27,611	29,463	100,433

Meadowbank mine	156,444	118,161	91,557	86,715	452,877

Canadian Malartic mine(ii)	–	11,878	64,761	66,369	143,008

Kittila mine	38,552	31,830	28,230	43,130	141,742

Southern Business

Pinos Altos mine	45,217	43,978	41,155	40,669	171,019

Creston Mascota deposit at Pinos Altos	10,317	11,159	13,377	12,989	47,842

La India mine(iii)	13,700	17,809	20,311	23,273	75,093

Total gold (ounces)	366,421	326,059	349,273	387,535	1,429,288

Silver (thousands of ounces):

Northern Business

LaRonde mine	349	345	224	357	1,275

Meadowbank mine	26	25	34	49	134

Canadian Malartic mine(ii)	–	10	66	75	151

Kittila mine	2	1	1	3	7

Southern Business

Pinos Altos mine	460	422	425	424	1,731

Creston Mascota deposit at Pinos Altos	16	18	26	28	88

La India mine(iii)	27	40	44	67	178

Total silver (thousands of ounces)	880	861	820	1,003	3,564

Zinc (tonnes)	2,060	3,793	2,230	2,432	10,515

Copper (tonnes)	1,554	1,058	989	1,396	4,997

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   53

Payable metal sold:

Gold (ounces):

Northern Business

LaRonde mine	58,100	48,115	39,279	56,844	202,338

Lapa mine	23,451	18,162	22,422	28,054	92,089

Goldex mine	19,607	22,255	26,762	31,702	100,326

Meadowbank mine	147,502	118,176	98,604	87,741	452,023

Canadian Malartic mine(ii)	–	16,377	60,093	66,219	142,689

Kittila mine	37,429	31,519	28,209	42,609	139,766

Southern Business

Pinos Altos mine	46,810	43,058	41,143	45,457	176,468

Creston Mascota deposit at Pinos Altos	10,228	10,737	12,793	12,940	46,698

La India mine(iii)	14,632	15,025	19,265	24,019	72,941

Total gold (ounces)	357,759	323,424	348,570	395,585	1,425,338

Silver (thousands of ounces):

Northern Business

LaRonde mine	340	322	249	367	1,278

Meadowbank mine	28	24	32	49	133

Canadian Malartic mine(ii)	–	15	57	68	140

Kittila mine	2	1	1	2	6

Southern Business

Pinos Altos mine	507	430	430	456	1,823

Creston Mascota deposit at Pinos Altos	14	18	18	34	84

La India mine(iii)	26	34	42	67	169

Total silver (thousands of ounces)	917	844	829	1,043	3,633

Zinc (tonnes)	1,673	2,458	3,936	2,468	10,535

Copper (tonnes)	1,542	1,074	988	1,399	5,003

54   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

	Three Months Ended

	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013	Total 2013

Operating margin(i):

Revenues from mining operations	$420,423	$336,423	$444,320	$437,240	$1,638,406

Production costs	206,380	206,433	222,774	230,495	866,082

Total operating margin(i)	214,043	129,990	221,546	206,745	772,324

Operating margin(i) by mine:

Northern Business

LaRonde mine	33,012	15,544	25,461	27,243	101,260

Lapa mine	21,774	16,576	15,303	18,143	71,796

Goldex mine(v)	–	–	–	6,079	6,079

Meadowbank mine	55,124	46,459	90,658	80,818	273,059

Kittila mine	44,861	(171)	39,150	27,949	111,789

Southern Business

Pinos Altos mine	61,447	46,044	40,529	38,224	186,244

Creston Mascota deposit at Pinos Altos	(2,175)	5,538	10,445	8,289	22,097

Total operating margin(i)	214,043	129,990	221,546	206,745	772,324

Amortization of property, plant and mine development	70,759	73,077	79,266	90,788	313,890

Impairment loss	–	–	–	1,014,688	1,014,688

Exploration, corporate and other	73,251	73,413	53,725	61,644	262,033

Income (loss) before income and mining taxes	70,033	(16,500)	88,555	(960,375)	(818,287)

Income and mining taxes (recovery)	23,831	11,053	13,637	(180,103)	(131,582)

Net income (loss) for the period	$46,202	$(27,553)	$74,918	$(780,272)	$(686,705)

Net income (loss) per share – basic (US$)	$0.27	$(0.16)	$0.43	$(4.49)	$(3.97)

Net income (loss) per share – diluted (US$)	$0.27	$(0.16)	$0.43	$(4.49)	$(3.97)

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   55

Cash flows:

Cash provided by operating activities	$164,450	$87,439	$88,365	$140,789	$481,043

Cash used in investing activities	$(159,857)	$(230,423)	$(153,012)	$(143,928)	$(687,220)

Cash (used in) provided by financing activities	$(69,504)	$18,677	$68,745	$30,811	$48,729

Realized prices (US$):

Gold (per ounce)	$1,611	$1,336	$1,333	$1,244	$1,366

Silver (per ounce)	$29	$19	$22	$20	$22

Zinc (per tonne)	$2,002	$1,753	$1,874	$1,958	$1,907

Copper (per tonne)	$7,570	$6,551	$7,330	$7,275	$7,160

56   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

Payable production(iv):

Gold (ounces):

Northern Business

LaRonde mine	39,073	46,119	45,253	51,336	181,781

Lapa mine	26,868	23,178	24,361	26,323	100,730

Goldex mine(v)	–	–	1,505	19,305	20,810

Meadowbank mine	81,818	91,873	133,489	123,433	430,613

Kittila mine	43,145	5,389	56,177	41,710	146,421

Southern Business

Pinos Altos mine	44,164	47,383	43,736	46,490	181,773

Creston Mascota deposit at Pinos Altos	1,907	10,147	11,307	10,666	34,027

La India mine(iii)	–	–	–	3,180	3,180

Total gold (ounces)	236,975	224,089	315,828	322,443	1,099,335

Silver (thousands of ounces):

Northern Business

LaRonde mine	611	424	571	496	2,102

Meadowbank mine	22	23	26	29	100

Kittila mine	2	–	2	2	6

Southern Business

Pinos Altos mine	613	605	600	548	2,366

Creston Mascota deposit at Pinos Altos	3	14	14	15	46

La India mine(iii)	–	–	–	3	3

Total silver (thousands of ounces)	1,251	1,066	1,213	1,093	4,623

Zinc (tonnes)	8,239	3,455	3,648	4,472	19,814

Copper (tonnes)	1,082	1,280	1,241	1,232	4,835

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   57

Payable metal sold:

Gold (ounces):

Northern Business

LaRonde mine	39,588	46,953	47,185	50,763	184,489

Lapa mine	23,939	25,644	24,306	28,784	102,673

Goldex mine(v)	–	–	–	16,991	16,991

Meadowbank mine	80,012	87,798	132,010	130,928	430,748

Kittila mine	44,340	12,752	48,027	43,442	148,561

Southern Business

Pinos Altos mine	44,523	48,770	44,554	45,117	182,964

Creston Mascota deposit at Pinos Altos	587	8,112	12,761	10,496	31,956

Total gold (ounces)	232,989	230,029	308,843	326,521	1,098,382

Silver (thousands of ounces):

Northern Business

LaRonde mine	583	487	584	525	2,179

Meadowbank mine	22	23	26	28	99

Kittila mine	1	2	1	1	5

Southern Business

Pinos Altos mine	586	640	588	553	2,367

Creston Mascota deposit at Pinos Altos	–	14	16	14	44

Total silver (thousands of ounces)	1,192	1,166	1,215	1,121	4,694

Zinc (tonnes)	6,999	5,280	3,030	5,123	20,432

Copper (tonnes)	1,067	1,291	1,253	1,227	4,838

Notes:

(i)
Operating margin is calculated as revenues from mining operations less production costs.

(ii)
On June 16, 2014, Agnico Eagle and Yamana jointly acquired 100.0% of Osisko by way of the Arrangement. As a result of the Arrangement, Agnico Eagle and Yamana each indirectly own 50.0% of Osisko (now Canadian Malartic Corporation) and Canadian Malartic GP, which now holds the Canadian Malartic mine. The information set out in this table reflects the Company's 50.0% interest in the Canadian Malartic mine.

(iii)
The La India mine achieved commercial production on February 1, 2014.

(iv)
Payable production (a non-GAAP financial performance measure) is the quantity of mineral produced during a period contained in products that are or will be sold by the Company, whether such products are sold during the period or held as inventories at the end of the period.

(v)
The Goldex mine's M and E Zones achieved commercial production on October 1, 2013.

58   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

THREE YEAR FINANCIAL AND OPERATING SUMMARY
(thousands of United States dollars, except where noted)

		2014		2013		2012

		(IFRS)		(IFRS)		(US GAAP)(i)
Revenues from mining operations		$1,896,766		$1,638,406		$1,917,714

Production costs		1,004,559		866,082		897,712

Operating margin(ii)		892,207		772,324		1,020,002

Amortization of property, plant and mine development		433,628		313,890		271,861

Impairment loss		–		1,014,688		–

Exploration, corporate and other		269,441		262,033		313,000

Income (loss) before income and mining taxes		189,138		(818,287)		435,141

Income and mining taxes		106,168		(131,582)		124,225

Net income (loss) for the year		$82,970		$(686,705)		$310,916

Net income (loss) per share – basic		$0.43		$(3.97)		$1.82

Net income (loss) per share – diluted		$0.39		$(3.97)		$1.81

Operating cash flow		$668,324		$481,043		$696,007

Investing cash flow		$(851,619)		$(687,220)		$(376,156)

Financing cash flow		$229,236		$48,729		$(202,606)

Dividends declared per share		$0.32		$0.66		$1.02

Capital expenditures		$475,412		$620,536		$445,550

Average gold price per ounce realized		$1,261		$1,366		$1,667

Average exchange rate – C$ per $	C$	1.1047	C$	1.0301	C$	0.9994

Weighted average number of common shares outstanding – basic (thousands)		195,223		172,893		171,250

Working capital (including undrawn credit lines)		$1,278,353		$1,586,676		$1,795,495

Total assets		$6,840,538		$4,580,081		$5,256,119

Long-term debt		$1,374,643		$987,356		$830,000

Total equity		$4,068,490		$2,717,406		$3,410,212

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   59

Operating Summary

LaRonde mine

Revenues from mining operations		$308,794		$329,900		$399,243

Production costs		188,736		228,640		225,647

Operating margin(ii)		$120,058		$101,260		$173,596

Amortization of property, plant and mine development		64,945		59,455		47,912

Gross profit		$55,113		$41,805		$125,684

Tonnes of ore milled		2,085,300		2,319,132		2,358,499

Gold – grams per tonne		3.24		2.63		2.36

Gold production – ounces		204,652		181,781		160,875

Silver production – thousands of ounces		1,275		2,102		2,244

Zinc production – tonnes		10,515		19,814		38,637

Copper production – tonnes		4,997		4,835		4,126

Total cash costs per ounce of gold produced ($ per ounce basis):

Production costs		$922		$1,258		$1,403

Adjustments:

Inventory and other adjustments(iii)		133		175		335

Non-cash reclamation provision(iv)		–		–		(16)

Total cash costs per ounce of gold produced (co-product basis)(v)		$1,055		$1,433		$1,722

By-product metal revenues		(387)		(666)		(1,153)

Total cash costs per ounce of gold produced (by-product basis)(v)		$668		$767		$569

Minesite costs per tonne(vi)	C$	99	C$	99	C$	95

Lapa mine

Revenues from mining operations		$115,254		$141,167		$173,753

Production costs		61,056		69,371		73,376

Operating margin(ii)		$54,198		$71,796		$100,377

Amortization of property, plant and mine development		25,991		43,986		42,216

Gross profit		$28,207		$27,810		$58,161

Tonnes of ore milled		638,800		640,422		640,306

Gold – grams per tonne		5.59		6.06		6.48

Gold production – ounces		92,622		100,730		106,191

60   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

Total cash costs per ounce of gold produced ($ per ounce basis):

Production costs		$659		$689		$691

Adjustments:

Inventory and other adjustments(iii)		8		(11)		5

Non-cash reclamation provision(iv)		–		–		2

Total cash costs per ounce of gold produced (co-product basis)(v)		$667		$678		$698

By-product metal revenues		–		(1)		(1)

Total cash costs per ounce of gold produced (by-product basis)(v)		$667		$677		$697

Minesite costs per tonne(vi)	C$	107	C$	110	C$	115

Goldex mine

Revenues from mining operations		$125,574		$21,418		$–

Production costs		64,836		15,339		–

Operating margin(ii)		$60,738		$6,079		$–

Amortization of property, plant and mine development		52,552		8,915		–

Gross profit		$8,186		$(2,836)		$–

Tonnes of ore milled		2,116,777		527,654		–

Gold – grams per tonne		1.60		1.35		–

Gold production – ounces		100,433		20,810		–

Total cash costs per ounce of gold produced ($ per ounce basis)(vii):

Production costs		$646		$795		$–

Adjustments:

Inventory and other adjustments(iii)		(8)		99		–

Total cash costs per ounce of gold produced (co-product basis)(v)		$638		$894		$–

By-product metal revenues		–		–		–

Total cash costs per ounce of gold produced (by-product basis)(v)		$638		$894		$–

Minesite costs per tonne(vi)(vii)	C$	33	C$	37	C$	–

Meadowbank mine

Revenues from mining operations		$575,856		$591,473		$609,625

Production costs		270,824		318,414		347,710

Operating margin(ii)		$305,032		$273,059		$261,915

Amortization of property, plant and mine development		119,545		130,373		114,114

Gross profit		$185,487		$142,686		$147,801

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   61

Tonnes of ore milled		4,129,100		4,142,840		3,820,911

Gold – grams per tonne		3.61		3.43		3.17

Gold production – ounces		452,877		430,613		366,030

Silver production – thousands of ounces		135		100		91

Total cash costs per ounce of gold produced ($ per ounce basis):

Production costs		$598		$739		$950

Adjustments:

Inventory and other adjustments(iii)		6		(10)		16

Non-cash reclamation provision(iv)		–		–		(4)

Stripping costs(viii)		–		–		(41)

Total cash costs per ounce of gold produced (co-product basis)(v)		$604		$729		$921

By-product metal revenues		(5)		(6)		(8)

Total cash costs per ounce of gold produced (by-product basis)(v)		$599		$723		$913

Minesite costs per tonne(vi)	C$	73	C$	78	C$	88

Canadian Malartic mine(ix)

Revenues from mining operations		$189,900		$–		$–

Production costs		113,916		–		–

Operating margin(ii)		$75,984		$–		$–

Amortization of property, plant and mine development		40,973		–		–

Gross profit		$35,011		$–		$–

Tonnes of ore milled		5,263,100		–		–

Gold – grams per tonne		0.95		–		–

Gold production – ounces		143,008		–		–

Silver production – thousands of ounces		151		–		–

Total cash costs per ounce of gold produced ($ per ounce basis):

Production costs		$797		$–		$–

Adjustments:

Inventory and other adjustments(iii)		(76)		–		–

Total cash costs per ounce of gold produced (co-product basis)(v)		$721		$–		$–

By-product metal revenues		(20)		–		–

Total cash costs per ounce of gold produced (by-product basis)(v)		$701		$–		$–

Minesite costs per tonne(vi)	C$	22	C$	–	C$	–

62   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

Kittila mine

Revenues from mining operations	$176,520	$209,723	$284,429

Production costs	116,893	97,934	98,037

Operating margin(ii)	$59,627	$111,789	$186,392

Amortization of property, plant and mine development	33,683	27,597	30,091

Gross profit	$25,944	$84,192	$156,301

Tonnes of ore milled	1,156,400	934,224	1,090,365

Gold – grams per tonne	4.57	5.40	5.68

Gold production – ounces	141,742	146,421	175,878

Silver production – thousands of ounces	7	6	–

Total cash costs per ounce of gold produced ($ per ounce basis)(x):

Production costs	$825	$565	$557

Adjustments:

Inventory and other adjustments(iii)	21	34	13

Non-cash reclamation provision(iv)	–	–	(3)

Total cash costs per ounce of gold produced (co-product basis)(v)	$846	$599	$567

By-product metal revenues	(1)	(1)	(2)

Total cash costs per ounce of gold produced (by-product basis)(v)	$845	$598	$565

Minesite costs per tonne(vi)(x)	€78	€73	€69

Pinos Altos mine

Revenues from mining operations	$251,783	$303,203	$363,113

Production costs	123,342	116,959	128,618

Operating margin(ii)	$128,441	$186,244	$234,495

Amortization of property, plant and mine development	42,957	36,267	31,051

Gross profit	$85,484	$149,977	$203,444

Tonnes of ore processed	2,520,400	2,725,703	2,862,309

Gold – grams per tonne	2.22	2.20	2.17

Gold production – ounces	171,019	181,773	183,662

Silver production – thousands of ounces	1,731	2,366	2,237

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   63

Total cash costs per ounce of gold produced ($ per ounce basis):

Production costs	$721	$643	$700

Adjustments:

Inventory and other adjustments(iii)	(3)	14	27

Non-cash reclamation provision(iv)	–	–	(1)

Stripping costs(viii)	–	–	(69)

Total cash costs per ounce of gold produced (co-product basis)(v)	$718	$657	$657

By-product metal revenues	(185)	(285)	(381)

Total cash costs per ounce of gold produced (by-product basis)(v)	$533	$372	$276

Minesite costs per tonne(vi)	$48	$43	$41

Creston Mascota deposit at Pinos Altos

Revenues from mining operations	$59,573	$41,522	$87,551

Production costs	28,007	19,425	24,324

Operating margin(ii)	$31,566	$22,097	$63,227

Amortization of property, plant and mine development	9,626	7,297	6,477

Gross profit	$21,940	$14,800	$56,750

Tonnes of ore processed	1,793,800	1,276,159	1,532,362

Gold – grams per tonne	1.30	1.43	1.74

Gold production – ounces	47,842	34,027	51,175

Silver production – thousands of ounces	88	46	74

Total cash costs per ounce of gold produced ($ per ounce basis)(xi):

Production costs	$585	$508	$376

Adjustments:

Inventory and other adjustments(iii)	26	26	7

Non-cash reclamation provision(iv)	–	–	(12)

Total cash costs per ounce of gold produced (co-product basis)(v)	$611	$534	$371

By-product metal revenues	(33)	(25)	(45)

Total cash costs per ounce of gold produced (by-product basis)(v)	$578	$509	$326

Minesite costs per tonne(vi)(xi)	$16	$16	$12

64   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

La India mine(xii)

Revenues from mining operations	$93,512	$–	$–

Production costs	36,949	–	–

Operating margin(ii)	$56,563	$–	$–

Amortization of property, plant and mine development	43,356	–	–

Gross profit	$13,207	$–	$–

Tonnes of ore processed	4,773,190	–	–

Gold – grams per tonne	0.98	–	–

Gold production – ounces	75,093	–	–

Silver production – thousands of ounces	178	–	–

Total cash costs per ounce of gold produced ($ per ounce basis)(xii):

Production costs	$516	$–	$–

Adjustments:

Inventory and other adjustments(iii)	16	–	–

Total cash costs per ounce of gold produced (co-product basis)(v)	$532	$–	$–

By-product metal revenues	(45)	–	–

Total cash costs per ounce of gold produced (by-product basis)(v)	$487	$–	$–

Minesite costs per tonne(vi)(xii)	$8	$–	$–

Notes:

(i)	As the year ended December 31, 2012 occurred prior to the Company's January 1, 2013 US GAAP to IFRS transition date, data has been presented in accordance with US GAAP.
(ii)	Operating margin is calculated as revenues from mining operations less production costs.
(iii)	Under the Company's revenue recognition policy, revenue is recognized on concentrates when legal title passes. As total cash costs per ounce of gold produced are calculated on a production basis, this inventory adjustment reflects the sales margin on the portion of concentrate production not yet recognized as revenue. Other adjustments include the addition of smelting, refining and marketing charges to production costs.
(iv)	Non-cash reclamation provision adjustment is related to US GAAP financial reporting years. The adjustment is no longer required under IFRS.
(v)	Total cash costs per ounce of gold produced is not a recognized measure under IFRS or US GAAP and this data may not be comparable to data presented by other gold producers. Total cash costs per ounce of gold produced is presented on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before by-product metal revenues). Under IFRS, total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the consolidated statements of income (loss) for by-product metal revenues, unsold concentrate inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. Under US GAAP, total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the consolidated statements of income (loss) for by-product metal revenues, unsold concentrate inventory production costs, non-cash reclamation provisions, deferred stripping costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. The Company believes that these generally accepted industry measures provide a realistic indication of operating performance and provide useful comparison points between periods. Total cash costs per ounce of gold produced is intended to provide information about the cash generating capabilities of the Company's mining operations. Management also uses these measures to monitor the performance of the Company's mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine's cash generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne (discussed below) as well as other data prepared in accordance with IFRS and US GAAP. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   65

(vi)	Minesite costs per tonne is not a recognized measure under IFRS or US GAAP and this data may not be comparable to data presented by other gold producers. Under IFRS, this measure is calculated by adjusting production costs as shown in the consolidated statements of income (loss) for unsold concentrate inventory production costs, and then dividing by tonnes of ore milled. Under US GAAP, this measure is calculated by adjusting production costs as shown in the consolidated statements of income (loss) for unsold concentrate inventory production costs, non-cash reclamation provisions, deferred stripping costs, and then dividing by tonnes of ore milled. As the total cash costs per ounce of gold produced measure can be impacted by fluctuations in by-product metal prices and exchange rates, management believes that the minesite costs per tonne measure provides additional information regarding the performance of mining operations, eliminating the impact of varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure of performance can be impacted by fluctuations in processing levels and compensates for this inherent limitation by using this measure in conjunction with production costs prepared in accordance with IFRS and US GAAP.
(vii)	The Goldex mine's M and E Zones achieved commercial production on October 1, 2013. Excludes the Goldex mine's results for the third quarter of 2013. Initial non-commercial payable gold production of 1,505 ounces was achieved at the Goldex mine's M and E Zones during the third quarter of 2013.
(viii)	The Company reports total cash costs per ounce of gold produced and minesite costs per tonne using a common industry practice of deferring certain stripping costs that can be attributed to future production. Under US GAAP it was necessary to adjust for these stripping costs to enhance the comparability of total cash costs per ounce of gold produced and minesite costs per tonne to the Company's peers within the mining industry.
(ix)	On June 16, 2014, Agnico Eagle and Yamana jointly acquired 100.0% of Osisko by way of the Arrangement. As a result of the Arrangement, Agnico Eagle and Yamana each indirectly own 50.0% of Osisko (now Canadian Malartic Corporation) and Canadian Malartic GP, which now holds the Canadian Malartic mine. The information set out in this table reflects the Company's 50.0% interest in the Canadian Malartic mine.
(x)	The calculations of total cash costs per ounce of gold produced and minesite costs per tonne exclude the Kittila mine's results for the second quarter of 2013. Due to an extended maintenance shutdown, the Kittila mine only operated for 14 days during the second quarter of 2013. The Kittila mine incurred $18,159 in production costs during the second quarter of 2013, which were removed from the calculation of total cash costs per ounce of gold produced and minesite costs per tonne by means of the inventory and other adjustments line.
(xi)	Excludes results from the Creston Mascota deposit at Pinos Altos for the first quarter of 2013 and the fourth quarter of 2012 due to an unexpected movement of leached ore at the Phase One leach pad, resulting in the temporary suspension of active leaching between October 1, 2012 and March 13, 2013. The Creston Mascota deposit at Pinos Altos incurred $3,117,000 and $6,439,000 in production costs during the first quarter of 2013 and the fourth quarter of 2012, respectively, which were excluded from the calculation of total cash costs per ounce of gold produced and minesite costs per tonne.
(xii)	The La India mine achieved commercial production on February 1, 2014. 3,492 ounces of payable gold production were excluded from the calculation of total cash costs per ounce of gold produced in the first quarter of 2014 as they were produced prior to the achievement of commercial production.

66   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

QuickLinks

  Exhibit 99.3
AGNICO EAGLE MINES LIMITED MANAGEMENT'S DISCUSSION AND ANALYSIS
NOTE TO INVESTORS CONCERNING FORWARD-LOOKING INFORMATION
NOTE TO INVESTORS CONCERNING ESTIMATES OF MINERAL RESOURCES
  Cautionary Note to Investors Concerning Estimates of Measured and Indicated Mineral Resources
  Cautionary Note to Investors Concerning Estimates of Inferred Mineral Resources
NOTE TO INVESTORS CONCERNING NON-GAAP FINANCIAL PERFORMANCE MEASURES
Gold Prices ($ per ounce)
Total Production Costs by Category
SUMMARIZED QUARTERLY DATA (thousands of United States dollars, except where noted)
THREE YEAR FINANCIAL AND OPERATING SUMMARY (thousands of United States dollars, except where noted)